AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2026

FILE NO. 002-86082
FILE NO. 811-03833-01

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM N-1A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 Post-Effective Amendment No. 161

NYLIM VP FUNDS TRUST (exact name of registrant as specified in charter)

51 MADISON AVENUE NEW YORK, NEW YORK 10010 (address of principal executive office) REGISTRANT’S TELEPHONE NUMBER: (212) 576-7000

Copy to:

J. Kevin Gao, Esq. NYLIM VP Funds Trust 51 Madison Avenue New York, NY 10010	Thomas C. Bogle, Esq. Corey F. Rose, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006

(NAME AND ADDRESS OF AGENT FOR SERVICE)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE: This Post-Effective Amendment No.161 to the Registration Statement on Form N-1A (File No. 002-86082) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 161 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 161 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 161 shall become effective upon filing with the SEC.

PART C. OTHER INFORMATION

ITEM 28. EXHIBITS

a. Declaration of Trust

1. Amended and Restated Declaration of Trust, dated as of May 1, 2026 – Filed herewith

b. By-Laws

1. Amended and Restated By-Laws dated as of May 1, 2026 – Filed herewith

c. Instruments Defining Rights of Security Holders

1. See the Declaration of Trust and the By-Laws (see above)

d. Investment Advisory Contracts

1. Amended and Restated Management Agreement dated May 1, 2015 between the Registrant and New York Life Investment Management LLC – Previously filed with Post-Effective Amendment No. 80 as Exhibit (d)(1) on May 1, 2015*

a. Amendment dated January 15, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(1)(a) on May 2, 2016*

b. Amendment dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(1)(b) on May 2, 2016*

c. Amendment dated July 29, 2016 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(1)(c) on August 10, 2017*

d. Amendment dated March 13, 2017 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(1)(d) on August 10, 2017*

e. Amendment dated August 4, 2017 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(1)(e) on August 10, 2017*

f. Amendment dated May 1, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(1)(f) on September 10, 2018*

g. Amendment dated September 10, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(1)(g) on September 10, 2018*

h. Amendment dated October 1, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(1)(h) on November 30, 2018*

i. Amendment dated November 30, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(1)(i) on November 30, 2018*

j. Amendment dated May 1, 2019 - Previously filed with Post-Effective Amendment No. 110 as Exhibit (d)(1)(j) on September 4, 2019*

k. Amendment dated February 28, 2020 – Previously filed with Post-Effective Amendment No. 111 as Exhibit (d)(1)(k) on February 19, 2020*

l. Amendment dated May 1, 2020 – Previously filed with Post-Effective Amendment No. 113 as Exhibit (d)(1) on April 16, 2020*

m. Amendment dated May 1, 2021 – Previously filed with Post-Effective Amendment No. 127 as Exhibit (d)(1)(m) on April 23, 2021*

n. Amendment dated May 1, 2022 – Previously filed with Post-Effective Amendment No. 145 as Exhibit (d)(1)(n) on April 18, 2022*

o. Amendment dated May 1, 2023 – Previously filed with Post-Effective Amendment No. 150 as Exhibit (d)(1)(o) on April 14, 2023*

p. Amendment dated August 28, 2023 – Previously filed with Post-Effective Amendment No. 151 as Exhibit (d)(1)(p) on October 25, 2023*

q. Amendment dated May 1, 2024 – Previously filed with Post-Effective Amendment No. 153 as Exhibit (d)(1)(q) on April 19, 2024*

r. Amendment dated August 12, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (d)(1)(r) on December 17, 2024*

s. Amendment dated October 14, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (d)(1)(s) on December 17, 2024*

t. Amendment dated December 18, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (d)(1)(t) on December 17, 2024*

u. Amendment dated May 1, 2026 – Previously filed with Post-Effective Amendment No. 160 as Exhibit (d)(1)(u) on April 16, 2026*

2. Subadvisory Agreement between New York Life Investment Management LLC and Epoch Investment Partners, Inc. dated March 31, 2017 – Previously filed as Exhibit (d)(2) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

a. Amendment dated May 8, 2017 – Previously filed as Exhibit (d)(2) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

b. Amendment dated February 28, 2019 – Previously filed with Post-Effective Amendment 107 as Exhibit (d)(2)(b) on April 18, 2019*

c. Amendment dated April 1, 2019 – Previously filed with Post-Effective Amendment No. 107 as Exhibit (d)(2)(c) on April 18, 2019*

d. Amendment dated May 1, 2019 - Previously filed with Post-Effective Amendment No. 110 as Exhibit (d)(2)(d) on September 4, 2019*

e. Amendment dated April 26, 2021 – Previously filed with Post-Effective Amendment No. 127 as Exhibit (d)(2)(e) on April 23, 2021*

f. Amendment dated May 1, 2026 – Previously filed with Post-Effective Amendment No. 160 as Exhibit (d)(2)(f) on April 16, 2026*

3. Subadvisory Agreement dated January 1, 2018 between New York Life Investment Management LLC and MacKay Shields LLC –Previously filed with Post-Effective Amendment No. 97 as Exhibit (d)(3) on April 13, 2018*

a. Amendment dated February 28, 2018 – Previously filed with Post-Effective Amendment No. 97 as Exhibit (d)(3)(a) on April 13, 2018*

b. Amendment dated May 1, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(3)(b) on September 10, 2018*

c. Amendment dated May 22, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (d)(3)(c) on September 10, 2018*

d. Amendment dated November 30, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(3)(d) on November 30, 2018*

e. Amendment dated February 28, 2019 – Previously filed with Post-Effective Amendment No. 107 as Exhibit (d)(3)(e) on April 18, 2019*

f. Amendment dated April 1, 2019 – Previously filed with Post-Effective Amendment No. 107 as Exhibit (d)(3)(f) on April 18, 2019*

g. Amendment dated May 1, 2019 – Previously filed with Post-Effective Amendment No. 110 as Exhibit (d)(3)(g) on September 4, 2019*

h. Amendment dated June 21, 2019 - Previously filed with Post-Effective Amendment No. 110 as Exhibit (d)(3)(h) on September 4, 2019*

i. Amendment dated June 28, 2019 - Previously filed with Post-Effective Amendment No. 110 as Exhibit (d)(3)(i) on September 4, 2019*

j. Amendment dated February 26, 2020 – Previously filed with Post-Effective Amendment No. 113 as Exhibit (d)(3)(j) on April 16, 2020*

k. Amendment dated February 28, 2020 – Previously filed with Post-Effective Amendment No. 113 as Exhibit (d)(3)(k) on April 16, 2020*

l. Amendment dated August 31, 2020 – Previously filed with Post-Effective Amendment No. 127 as Exhibit (d)(3)(l) on April 23, 2021*

m. Amendment dated February 28, 2021 – Previously filed with Post-Effective Amendment No. 127 as Exhibit (d)(3)(m) on April 23, 2021*

n. Amendment dated March 5, 2021 – Previously filed with Post-Effective Amendment No. 127 as Exhibit (d)(3)(n) on April 23, 2021*

o. Amendment dated April 26, 2021 – Previously filed with Post-Effective Amendment No. 127 as Exhibit (d)(3)(o) on April 23, 2021*

p. Amendment dated May 1, 2021 – Previously filed with Post-Effective Amendment No. 127 as Exhibit (d)(3)(p) on April 23, 2021*

q. Amendment dated August 28, 2021 – Previously filed with Post-Effective Amendment No. 135 as Exhibit (d)(3)(q) on November 4, 2021*

r. Amendment dated November 30, 2021 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (d)(3)(r) on December 17, 2024*

s. Amendment dated February 28, 2022 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (d)(3)(s) on December 17, 2024*

t. Amendment dated May 1, 2022 – Previously filed with Post-Effective Amendment No. 145 as Exhibit (d)(3)(r) on April 18, 2022*

u. Amendment dated August 28, 2023 – Previously filed with Post-Effective Amendment No. 151 as Exhibit (d)(3)(s) on October 25, 2023*

v. Amendment dated September 8, 2023 – Previously filed with Post-Effective Amendment No. 151 as Exhibit (d)(3)(t) on October 25, 2023*

w. Amendment dated February 28, 2024 – Previously filed with Post-Effective Amendment No. 153 as Exhibit (d)(3)(u) on April 19, 2024*

x. Amendment dated May 1, 2024 – Previously filed with Post-Effective Amendment No. 153 as Exhibit (d)(3)(v) on April 19, 2024*

y. Amendment dated May 27, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (d)(3)(y) on December 17, 2024*

z. Amendment dated February 28, 2025 – Previously filed with Post-Effective Amendment No. 158 as Exhibit (d)(3)(z) on April 16, 2025

aa. Amendment dated February 28, 2025 – Previously filed with Post-Effective Amendment No. 158 as Exhibit (d)(3)(aa) on April 16, 2025

bb. Amendment dated February 28, 2026 – Previously filed with Post-Effective Amendment No. 160 as Exhibit (d)(3)(bb) on April 16, 2026*

cc. Amendment dated May 1, 2026 – Previously filed with Post-Effective Amendment No. 160 as Exhibit (d)(3)(cc) on April 16, 2026

4. Subadvisory Agreement dated October 1, 2014 between New York Life Investment Management LLC and Winslow Capital Management LLC – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(6) on August 10, 2017*

a. Amendment dated February 28, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (d)(6)(b) on May 2, 2016*

b. Amendment dated May 1, 2020 – Previously filed with Post-Effective Amendment No. 127 as Exhibit (d)(4)(b) on April 23, 2021*

5. Subadvisory Agreement dated May 30, 2017 between New York Life Investment Management LLC and Janus Capital Management LLC – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(8) on August 10, 2017*

6. Amended and Restated Subadvisory Agreement between New York Life Investment Management LLC and Newton Investment Management North America, LLC dated March 1, 2023– Previously filed with Post-Effective Amendment No. 151 as Exhibit (d)(6) on October 25, 2023*

a. Amendment dated December 18, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (d)(6)(a) on December 17, 2024*

7. Subadvisory Agreement dated February 3, 2012 between New York Life Investment Management LLC and Pacific Investment Management Company LLC – Previously filed with Post-Effective Amendment No. 66 as Exhibit (d)(12) on April 11, 2012*

8. Subadvisory Agreement dated November 30, 2018 between New York Life Investment Management LLC and FIAM LLC – Previously filed with Post-Effective Amendment No. 103 as Exhibit (d)(10) on November 30, 2018*

9. Amended and Restated Subadvisory Agreement between New York Life Investment Management LLC and Candriam dated November 28, 2025 – Previously filed with Post-Effective Amendment No. 160 as Exhibit (d)(9) on April 16, 2026

10. Subadvisory Agreement dated May 1, 2014 between New York Life Investment Management LLC and NYL Investors LLC –Previously filed with Post-Effective Amendment No. 80 as Exhibit (d)(17) on May 1, 2015*

a. Amendment dated May 1, 2015 – Previously filed with Post-Effective Amendment No. 89 as Exhibit (d)(16)(a) on September 12, 2016*

b. Amendment dated May 1, 2017 – Previously filed with Post-Effective Amendment No. 96 as Exhibit (d)(16)(b) on August 10, 2017*

c. Amendment dated May 1, 2021 – Previously filed with Post-Effective Amendment No. 135 as Exhibit (d)(11)(c) on November 4, 2021*

d. Amendment dated October 14, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (d)(10)(d) on December 17, 2024*

11. Subadvisory Agreement dated February 28, 2020 between New York Life Investment Management LLC and CBRE Clarion Securities LLC - Previously filed with Post-Effective Amendment No. 111 as Exhibit (d)(15) on February 19, 2020*

a. Amendment dated May 1, 2023 – Previously filed with Post-Effective Amendment No. 150 as Exhibit (d)(12)(a) on April 14, 2023*

12. Subadvisory Agreement dated May 1, 2020 between New York Life Investment Management LLC and Brown Advisory LLC – Previously filed with Post-Effective Amendment No. 127 as Exhibit (d)(14) on April 23, 2021*

13. Subadvisory Agreement dated March 5, 2021 between New York Life Investment Management LLC and Wellington Management Company LLP - Previously filed with Post-Effective Amendment No. 127 as Exhibit (d)(16) on April 23, 2021*

a. Amendment dated May 1, 2023 – Previously filed with Post-Effective Amendment No. 150 as Exhibit (d)(14)(a) on April 14, 2023*

b. Amendment dated August 12, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (d)(13)(b) on December 17, 2024*

14. Subadvisory Agreement dated August 12, 2025 between New York Life Investment Management LLC and Segall Bryant & Hamill LLC – Previously filed with Post-Effective Amendment No. 160 as Exhibit (d)(14) on April 16, 2026*

15. Subadvisory Agreement dated May 1, 2022 between New York Life Investment Management LLC and American Century Investment Management, Inc. – Previously filed with Post-Effective Amendment No. 145 as Exhibit (d)(16) on April 18, 2022*

a. Amendment dated May 1, 2026 – Previously filed with Post-Effective Amendment No. 160 as Exhibit (d)(15)(a) on April 16, 2026*

16. Subadvisory Agreement between New York Life Investment Management LLC and PineStone Asset Management Inc. dated July 24, 2023 – Previously filed with Post-Effective Amendment No. 151 as Exhibit (d)(18) on October 25, 2023*

17. Subadvisory Agreement between New York Life Investment Management LLC and Dimensional Fund Advisors LP dated August 12, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (d)(17) on December 17, 2024*

18. Subadvisory Agreement between New York Life Investment Management LLC and Schroder Investment Management North America Inc. dated August 12, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (d)(18) on December 17, 2024*

19. Subadvisory Agreement between New York Life Investment Management LLC and Massachusetts Financial Services Company dated December 18, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (d)(19) on December 17, 2024*

e. Underwriting Contracts

1. Amended and Restated Distribution and Service Agreement dated May 1, 2016 (Service and Service 2) – Previously filed with Post-Effective Amendment No. 88 as Exhibit (e)(1) on May 2, 2016*

f. Not Applicable

g. Custodian Agreements

1. Global Custody Agreement with JPMorgan Chase Bank, National Association dated June 22, 2020 – Previously filed with Post-Effective Amendment No. 127 as Exhibit (g)(1) on April 23, 2021*

a. Amendment dated May 1, 2021 – Previously filed with Post-Effective Amendment No. 135 as Exhibit (g)(1)(a) on November 4, 2021*

b. Amendment dated September 9, 2021 – Previously filed with Post-Effective Amendment No. 135 as Exhibit (g)(1)(b) on November 4, 2021*

c. Amendment dated March 30, 2023 – Previously filed with Post-Effective Amendment No. 151 as Exhibit (g)(1)(c) on October 25, 2023*

d. Amendment dated May 16, 2023 – Previously filed with Post-Effective Amendment No. 151 as Exhibit (g)(1)(d) on October 25, 2023*

e. Amendment dated January 3, 2024 – Previously filed with Post-Effective Amendment No. 153 as Exhibit (g)(1)(e) on April 19, 2024*

f. Amendment dated April 9, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (g)(1)(f) on December 17, 2024*

g. Amendment dated July 5, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (g)(1)(g) on December 17, 2024*

h. Amendment dated September 5, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (g)(1)(h) on December 17, 2024*

i. Amendment dated December 18, 2024 – Previously filed with Post-Effective Amendment No. 156 as Exhibit (g)(1)(i) on January 17, 2025*

h. Other Material Contracts

1. Amended and Restated Fund Participation Agreement between and among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc. and New York Life Investment Management LLC dated June 30, 2010 – Previously filed with Post-Effective Amendment No. 56 as Exhibit (h)(1) on April 29, 2011*

a. Assignment and Amendment dated April 29, 2011 – Previously filed with Post-Effective Amendment No. 56 as Exhibit (h)(1)(a) on April 29, 2011*

b. Addendum dated February 17, 2012 – Previously filed with Post-Effective Amendment No. 66 as Exhibit (h)(1)(b) on April 11, 2012*

c. Amendment dated January 15, 2016 – Previously filed with Post-Effective Amendment No. 89 as Exhibit (h)(1)(c) on September 12, 2016*

d. Amendment dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 89 as Exhibit (h)(1)(d) on September 12, 2016*

2. Form of Stock License Agreement relating to the use of the New York Life name and service marks – Previously filed as Exhibit (h) (2) to Post-Effective Amendment No. 28 as Exhibit (h)(2) filed on April 14, 2000*

3. Master Administration Agreement between MainStay VP Series Fund, Inc. and New York Life Insurance and Annuity Corporation – Previously filed with Post-Effective Amendment No. 30 as Exhibit (h)(3) filed on April 13, 2001*

a. Form of Substitution Agreement substituting NYLIM for NYLIAC – Previously filed with Post-Effective Amendment No. 30 as Exhibit (h)(3)(a) filed on April 13, 2001*

b. Administration Agreement Supplements – Previously filed with Post-Effective Amendment No. 41 as Exhibit (h)(4) filed on April 5, 2005*

4. Amended and Restated Expense Limitation Agreement dated May 1, 2026 – Previously filed with Post-Effective Amendment No. 160 as Exhibit (h)(4) on April 16, 2026*

5. Notice of Contractual Fee Waiver dated May 1, 2015 (Janus and Eagle) – Previously filed with Post-Effective Amendment No. 80 as Exhibit (h)(5) on May 1, 2015*

6. Notice of Contractual Fee Waiver dated May 1, 2020 (Large Cap Growth) – Previously filed with Post-Effective Amendment No. 150 as Exhibit (h)(6) filed on April 14, 2023*

7. Notice of Contractual Fee Waiver dated May 1, 2026 (Income Builder and High Yield Corporate Bond) – Previously filed with Post-Effective Amendment No. 160 as Exhibit (h)(7) on April 16, 2026*

8. Amended and Restated Transfer Agency and Service Agreement with NYLIM Service Company LLC dated October 1, 2008 –Previously filed as Exhibit (h)(1)(a) with Pre-Effective Amendment No. 2 to MainStay Funds Trust’s Registration Statement on October 30, 2009.*

a. Amendment dated April 11, 2016 to the Amended and Restated Transfer Agency Agreement dated October 1, 2008 –Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(7)(a) on May 2, 2016*

b. Amendment dated June 30, 2016 – Previously filed as Exhibit (h)(1)(a)(xi) to Post-Effective Amendment No. 100 to MainStay Funds Trust’s Registration Statement on September 12, 2016*

c. Amendment dated March 13, 2017 – Previously filed as Exhibit (h)(1)(a)(xii) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

d. Amendment dated April 11, 2017 – Previously filed as Exhibit (h)(1)(a)(xiii) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

e. Amendment dated May 8, 2017 – Previously filed as Exhibit (h)(1)(a)(xiv) to MainStay Funds Trust’s Post-Effective Amendment No. 115 on August 10, 2017*

f. Amendment dated November 15, 2017 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (h)(7)(f) on September 10, 2018*

g. Amendment dated February 28, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (h)(7)(g) on September 10, 2018*

h. Amendment dated May 22, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (h)(7)(h) on September 10, 2018*

i. Amendment dated July 2, 2018 – Previously filed with Post-Effective Amendment No. 101 as Exhibit (h)(7)(i) on September 10, 2018*

j. Amendment dated November 30, 2018 – Previously filed with Post-Effective Amendment No. 103 as Exhibit (h)(7)(j) on November 30, 2018*

k. Amendment dated February 28, 2019 – Previously filed with Post-Effective Amendment No. 107 as exhibit (h)(7)(k) on April 18, 2019*

l. Amendment dated April 1, 2019 – Previously filed with Post-Effective Amendment No. 107 as Exhibit (h)(7)(l) on April 18, 2019*

m. Amendment dated June 14, 2019 – Previously filed with Post-Effective Amendment No. 110 as Exhibit (h)(7)(m) on September 4, 2019*

n. Amendment dated November 1, 2019 - Previously filed with Post-Effective Amendment No. 111 as Exhibit (h)(7)(n) on February 19, 2020*

o. Amendment dated February 26, 2020 – Previously filed with Post-Effective Amendment No. 113 as Exhibit (h)(7)(o) on April 16, 2020*

p. Amendment dated May 1, 2020 – Previously filed with Post-Effective Amendment No. 113 as Exhibit (h)(7)(p) on April 16, 2020*

q. Amendment dated June 30, 2020 – Previously filed with Post-Effective Amendment No. 135 as Exhibit (h)(7)(q) on November 4, 2021*

r. Amendment dated September 30, 2020 – Previously filed with Post-Effective Amendment No. 135 as Exhibit (h)(7)(r) on November 4, 2021*

s. Amendment dated February 28, 2021 – Previously filed with Post-Effective Amendment No. 135 as Exhibit (h)(7)(s) on November 4, 2021*

t. Amendment dated September 30, 2021 – Previously filed with Post-Effective Amendment No. 135 as Exhibit (h)(7)(t) on November 4, 2021*

u. Amendment dated October 26, 2021 – Previously filed with Post-Effective Amendment No. 135 as Exhibit (h)(7)(u) on November 4, 2021*

v. Amendment dated February 28, 2022 – Previously filed with Post-Effective Amendment No. 151 as Exhibit (h)(7)(v) on October 25, 2023*

w. Amendment dated January 1, 2023 – Previously filed with Post-Effective Amendment No. 151 as Exhibit (h)(7)(w) on October 25, 2023*

x. Amendment dated July 24, 2023 – Previously filed with Post-Effective Amendment No. 151 as Exhibit (h)(7)(x) on October 25, 2023*

y. Amendment dated August 28, 2023 – Previously filed with Post-Effective Amendment No. 151 as Exhibit (h)(7)(y) on October 25, 2023*

z. Amendment dated February 28, 2024 – Previously filed with Post-Effective Amendment No. 153 as Exhibit (h)(7)(z) on April 19, 2024*

aa. Amendment dated July 1, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (h)(7)(aa) on December 17, 2024*

bb. Amendment dated July 22, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (h)(7)(bb) on December 17, 2024*

cc. Amendment dated July 1, 2025 – Previously filed with Post-Effective Amendment No. 159 as Exhibit (h)(7)(cc) on September 19, 2025*

dd. Amendment dated September 17, 2025 – Previously filed with Post-Effective Amendment No. 160 as Exhibit (h)(8)(dd) on April 16, 2026*

9. Fund Participation Agreement dated May 1, 2016 with Nationwide – Previously filed with Post-Effective Amendment No. 88 as Exhibit (h)(8) on May 2, 2016*

10. Shareholder Services Plan for Service 2 Class adopted June 4, 2024 – Previously filed with Post-Effective Amendment No. 155 as Exhibit (h)(9) on December 17, 2024*

11. Appointment of Agent for Service (VP Cayman Sub) – Previously filed with Post-Effective Amendment No. 89 as Exhibit (h)(10) on September 12, 2016*

12. Fund Participation Agreement dated May 1, 2017, with Jefferson National – Previously filed with Post-Effective Amendment No. 96 as Exhibit (h)(11) on August 10, 2017*

13. Form of MainStay Funds 12d1-4 Agreement (Acquiring Funds) – Previously filed with Post-Effective Amendment No. 147 as Exhibit (h)(12) on May 20, 2022*

14. Form of MainStay Funds 12d1-4 Agreement (Acquired Funds) –Previously filed with Post-Effective Amendment No. 147 as Exhibit (h)(13) on May 20, 2022*

i. Opinion of Counsel

1. Legal Opinion – Not applicable

j. Other Opinions

1. Consent of Independent Registered Public Accounting Firm – Not applicable

2. Powers of Attorney – Previously filed with Post-Effective Amendment No. 55 as Exhibit “Other” filed on April 14, 2011*

3. Powers of Attorney – Previously filed with Post-Effective Amendment No. 85 as Exhibit “Other” filed on February 12, 2016*

4. Powers of Attorney (Blunt, Chow & Perold) – Previously filed with Post-Effective Amendment No. 86 as Exhibit “Other” filed on March 1, 2016*

5. Power of Attorney (Hung) – Previously filed with Post-Effective Amendment No. 90 as Exhibit “Other” filed on January 30, 2017*

6. Power of Attorney (Hammond) – Previously filed with Post-Effective Amendment No. 138 as Exhibit (j)(6) on January 12, 2022*

7. Power of Attorney (Abou-Jaoudé) – Previously filed with Post-Effective Amendment No. 151 as Exhibit (j)(7) on October 25, 2023*

8. Power of Attorney (Jivraj) – Previously filed with Post-Effective Amendment No. 160 as Exhibit (j)(8) on April 16, 2026*

9. Power of Attorney (Lynch) – Previously filed with Post-Effective Amendment No. 160 as Exhibit (j)(9) on April 16, 2026*

k. Not applicable

l. Not applicable

m. Rule 12b-1 Plan

1. 12b-1 Distribution and Service Plan for Service Class dated January 15, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (m)(1) on May 2, 2016*

2. 12b-1 Distribution and Service Plan for Service 2 Class dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (m)(2) on May 2, 2016*

n. Rule 18f-3 Plan

1. Amended 18f-3 Plan dated May 1, 2016 – Previously filed with Post-Effective Amendment No. 88 as Exhibit (n)(1) on May 2, 2016*

o. Reserved

p. Codes of Ethics

1. Code of Ethics of New York Life Investment Management LLC dated December 2024 – Previously filed with Post-Effective Amendment No. 159 as Exhibit (p)(1) on September 19, 2025*

2. Nuveen Investments Inc.’s (Winslow) Code of Ethics dated July 2025 – Previously filed with Post-Effective Amendment No. 160 as Exhibit (p)(2) on April 16, 2026*

3. Code of Ethics of Epoch Investment Partners, Inc. dated October 2024 – Previously filed with Post-Effective Amendment No. 159 as Exhibit (p)(3) on September 19, 2025*

4. Janus Henderson Investor’s Code of Ethics dated January 2026 – Previously filed with Post-Effective Amendment No. 160 as Exhibit (p)(4) on April 16, 2026*

5. BNY Mellon Code of Conduct dated March 2022 – Previously filed with Post-Effective Amendment No. 150 as Exhibit (p)(6) on April 14, 2023*

6. Pacific Investment Management Company LLC’s Code of Ethics dated November 2021 – Previously filed with Post-Effective Amendment No. 147 as Exhibit (p)(7) on May 20, 2022*

7. American Century Investment Management, Inc.’s Code of Ethics dated February 2026 – Previously filed with Post-Effective Amendment No. 160 as Exhibit (p)(7) on April 16, 2026*

8. Fidelity 2024 Code of Ethics – Previously filed with Post-Effective Amendment No. 153 as Exhibit (p)(9) on April 19, 2024*

9. Code of Ethics of Candriam dated October 2024 – Previously filed with Post-Effective Amendment No. 159 as Exhibit (p)(9) on September 19, 2025*

10. Brown Advisory LLC Code of Ethics (2026) – Previously filed with Post-Effective Amendment No. 160 as Exhibit (p)(10) on April 16, 2026*

11. Segall Bryant & Hammill Code of Ethics (March 2022) – Previously filed with Post-Effective Amendment No. 150 as Exhibit (p)(12) on April 14, 2023*

12. Code of Ethics of CBRE Investment Management Listed Real Assets LLC dated April 2025 – Previously filed with Post-Effective Amendment No. 160 as Exhibit (p)(12) on April 16, 2026*

13. Wellington Management Company LLC Code of Ethics dated December 2023 – Previously filed with Post-Effective Amendment No. 153 as Exhibit (p)(14) on April 19, 2024*

14. Code of Ethics of PineStone Asset Management Inc. dated July 2023 – Previously filed with Post-Effective Amendment No. 151 as Exhibit (p)(15) on October 25, 2023*

15. Code of Ethics for Schroder Investment Management North America Inc. dated September 2021– Previously filed with Post-Effective Amendment No. 155 as Exhibit (p)(16) on December 17, 2024*

16. Code of Ethics for Massachusetts Financial Services Company dated January 2026 – Previously filed with Post-Effective Amendment No. 160 as Exhibit (p)(16) on April 16, 2026*

17. Code of Ethics for Dimensional Fund Advisors, LP dated December 2023 – Previously filed with Post-Effective Amendment No. 156 as Exhibit (p)(18) on January 17, 2025*

* Incorporated by reference.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

Shares of NYLIM VP Funds Trust (the “Registrant”) are currently offered only to separate accounts of New York Life Insurance and Annuity Corporation (“NYLIAC”), a wholly-owned subsidiary of New York Life Insurance Company (“New York Life”), for allocation to, among others, NYLIAC Variable Annuity Separate Account-I, NYLIAC Variable Annuity Separate Account-II, NYLIAC Variable Annuity Separate Account-III , NYLIAC Variable Annuity Separate Account-IV, NYLIAC MFA Separate Account I, NYLIAC MFA Separate Account II, VLI Separate Account, NYLIAC Variable Universal Life Separate Account-I, NYLIAC Variable Universal Life Separate Account-II, Corporate Sponsored Variable Universal Life Separate Account I, Private Placement Variable Universal Life Separate Account I and Private Placement Variable Universal Life Separate Account II (the “Variable Separate Accounts”). The Variable Separate Accounts are segregated asset accounts of NYLIAC. NYLIAC has provided the initial investment in the Variable Separate Accounts; and its affiliate, New York Life Investment Management LLC serves as investment adviser to the Portfolios.

The following chart lists entities in which New York Life Insurance Company ("NYLIC"), directly or indirectly, (1) owns more than 50% of the voting interests in, or otherwise exercises control over, the entity (each such entity, a “subsidiary”) or (2) owns between 10% and 50% of the voting securities in the entity (each such entity, an “affiliate”). Unless otherwise indicated, ownership is 100%

of voting securities. Details on ownership of voting securities are noted in footnotes. Third party ownership of entities is not included. Subsidiaries of subsidiaries are indented.

This listing does not include NYLIC or subsidiary ownership in any mutual funds or separate accounts.

MSSIV NYL Investor Member LLC (Delaware) (NYLIC: 90%, NYLIAC 10%)

MSVEF II Investor LLC (Delaware) (NYLIC: 85%, NYLIAC 15%)

NYL Investors LLC (Delaware) (effective 1.1.2026 the entity’s ownership changed from NYLIC to NYLIM and the structure moved under NYLIM)

 NYL Investors (U.K.) Limited (United Kingdom)

 NYL Investors REIT Manager LLC (Delaware)

 MSVEF II GP LLC (Delaware)

  MSVEF RT Feeder II LP (Delaware) (70%)

   MSVEF II RT LLC (Delaware)

  Madison Square Value Enhancement Fund II LP (Delaware)

MSVEF II – MF Innsbrook VA LLC (Delaware)

   MSVEF II-IND Turner West KS LLC (Delaware) (formed 1/22/2026)

   MSVEF II-IND Turner West KS JV LLC (Delaware) (formed 1/22/2026)

   MSVEF II-IND Turner West KS Owner 6 LLC (Delaware) (formed 1/26/2026)

   MSVEF II-IND Turner West KS Owner 7 LLC (Delaware) (formed 1/26/2026)

   MSVEF II-IND Turner West KS Owner 8 LLC (Delaware) (formed 1/26/2026)

  MSVEF II – MF Graces Reserve Member NC LLC (Delaware) (MSVEFII Investor: 90%)

   Graces Reserve JV LLC (Delaware) (90%)

    Graces Reserve NC Owner LLC (Delaware) (99.9%)

 NYL Investors NCVAD II GP, LLC (Delaware)

  McMorgan Northern California Value Add/Development Fund II, LP (Delaware) (50%)

   MNCVAD II-OFC 770 L Street CA LLC (Delaware)

   MNCVAD II-MF UNION CA LLC (Delaware)

    MNCVAD II- HOLLIDAY UNION JV LLC (Delaware) (90%)

   MNCVAD II-OFC HARBORS CA LLC (Delaware)

    MNCVAD II-SEAGATE HARBORS LLC (Delaware) (LLC: 90%)

   MNCVAD II-OFC 630 K Street CA LLC (Delaware)

   MNCVAD II-IND SHILOH CA LLC (Delaware)

    MNCVAD II-BIG SHILOH JV LLC (Delaware) (90%)

 MSSDF GP LLC (Delaware)

 MSSDF II GP LLC (Delaware)

 MSSDF II Member LLC (Delaware) (NYLIC: 35%, NYLIAC: 65%)

  Madison Square Structured Debt Fund II LP (Delaware)

   MSSDF REIT II LLC (Delaware)

MSSDF Member LLC (Delaware) (NYLIC: 35%, NYLIAC: 65%)

 Madison Square Structured Debt Fund LP (Delaware) (40.4%)

   MSSDF REIT LLC (Delaware)

    MSSDF REIT Funding Sub I LLC (Delaware)

    MSSDF REIT Funding Sub II LLC (Delaware)

    MSSDF REIT Funding Sub III LLC (Delaware)

    MSSDF REIT Funding Sub IV LLC (Delaware)

    MSSDF REIT Funding Sub V LLC (Delaware)

    MSSDF REIT Funding Sub VI LLC (Delaware)

    MSSDF REIT Funding Sub VII LLC (Delaware)

   MSSDF-OFCB Voss San Felipe LLC (Delaware)

   MSSDF-OFCB Woodway LLC (Delaware)

   MSSDF-OFCB Hanover LLC (Delaware)

   MSSDF-OFCB El Segundo LLC (Delaware)

 NYL 717 Texas Member LLC (Delaware) (fka MSSDF 727 Texas Member LLC) (NYLIC: 50%, NYLIAC: 50%)

  NYL 717 Texas Holdings LLC (Delaware) (fks NYLife 717 Texas Holdings LLC) (NYLIC/NYLIAC: 75%)

 MSSIV GP LLC (Delaware)

  Madison Square Strategic Investments Venture LP (Delaware) (MSSIV NYL Investor Member LLC 51%; TP: 49%)

MSSIV REIT Manager LLC (Delaware) (51%)

Madison Square Strategic Investments Venture REIT LLC (Delaware) (51%)

MSSIV- MF Country Place MD LLC (Delaware)

MSSIV-IND Speedway SC LLC (Delaware) (NYL: 45:90%, NYLIAC: 5.1%)

NRL Speedway Venture LLC (Delaware) (39.53%, TP: 60.47%)

  SC Speedway Hwy 124, LLC (Delaware)

    MSSIV-IND Speedway Phase II JV SC LLC (Delaware)

     MSSIV-IND Speedway Phase II Member SC LLC (Delaware)

      SC Speedway Grand National, LLC (Delaware)

 MSVEF GP LLC (Delaware)

MCPF GP LLC (Delaware)

NYL Investors Madison Core Property Fund LP (Delaware) (NYL Investors is Non Member Manager 0.00%)7

MCPF Holdings Manager LLC (Delaware)

MCPF MA Holdings LLC (Delaware)

MCPF Holdings LLC (Delaware)

 MADISON-IND TAMARAC FL LLC (Delaware)

 MADISON-OFC BRICKELL FL LLC (Delaware)

   MADISION-IND POWAY CA LLC (Delaware)

  MADISON-LPC POWAY JV LLC (Delaware) (95%)

 MADISON-MF GRANARY FLATS TX LLC (Delaware)

  MADISON-AO GRANARY FLATS JV LLC (Delaware) (99.999%; TP: 0.001%)

   MADISON-AO GRANARY FLATS OWNER LLC (Delaware)

MADISON-MF THE MEADOWS WA LLC (Delaware)

    MADISON-ACG THE MEADOWS OWNER LLC (Delaware)

   MADISON-ACG THE MEADOWS JV LLC (Delaware)

 MADISON-MOB Lee Highway VA LLC (Delaware)

 Madison-OFC 5161 CA LLC (Delaware)

 MADISON-SS Kernersville QRS, Inc. (Delaware)

  MADISON-LPP Kernersville JV GP LLC (Delaware) (90%, TP: 10%)

  MADISON-LPP Kernersville JV LP (Delaware) (90%, TP: 10%)

   MADISON-LPP Kernersville GP LLC (Delaware)

   MADISON-LPP Kernersville LP (Delaware)

 MADISON-MF Apex Newbury PA LLC (Delaware)

 MCPF-MOB PEMBROKE PINES FL LLC (Delaware)

 MCPF-MF Perimeter Gardens GA LLC (Delaware)

MADISON-IND 2080 ENTERPRISE CA LLC (Delaware)

MADISON-IND CLAWITER CA LLC (Delaware)

 MADISON-REDCO CLAWITER JV LLC (Delaware) (95%)

MADISON-IND ENTERPRISE RIALTO CA LLC (Delaware)

 MIREF Mill Creek, LLC (Delaware)

 MIREF Gateway, LLC (Delaware)

MIREF Gateway Phases II and III, LLC (Delaware)

 MIREF Delta Court, LLC (Delaware)

 MIREF Fremont Distribution Center, LLC (Delaware)

 MIREF Century, LLC (Delaware)

 MIREF Newpoint Commons, LLC (Delaware)

 MIREF Northsight, LLC (Delaware)

 MIREF Riverside, LLC (Delaware)

 MIREF 101 East Crossroads, LLC (Delaware)

  101 East Crossroads, LLC (Delaware)

 MIREF Hawthorne, LLC (Delaware)

 MIREF Auburn 277, LLC (Delaware)

 MIREF Sumner North, LLC (Delaware)

 MIREF Wellington, LLC (Delaware)

 MIREF Warner Center, LLC (Delaware)

 MADISON-MF Duluth GA LLC (Delaware)

 MADISON-OFC Centerstone I CA LLC (Delaware)

 MADISON-OFC Centerstone III CA LLC Delaware)

 MADISON-MOB Centerstone IV CA LLC (Delaware)

 MADISON-OFC Centerpoint Plaza CA LLC (Delaware)

 MADISON-OFC One Main Place OR LLC (Delaware)

 MADISON-MF Hoyt OR LLC (Delaware)

 MADISON-RTL Clifton Heights PA LLC (Delaware)

 MADISON-IND Locust CA LLC (Delaware)

 MADISON-OFC Weston Pointe FL LLC (Delaware)

  MADISON-MF MCCADDEN CA LLC (Delaware)

  MADISON-OFC 1201 WEST IL LLC (Delaware)

   MADISON-MCCAFFERY 1201 WEST IL LLC (Delaware) (92.5%)

  MADISON-MF TECH RIDGE TX LLC (Delaware)

  MADISON-RTL SARASOTA FL, LLC (Delaware)

  MADISON-MOB CITRACADO CA LLC (Delaware)

  Madison-MF Osprey QRS Inc. (Delaware)

   Madison-MF Osprey NC GP LLC (Delaware)

    Madison-MF Osprey NC LP (Delaware) (QRS: 99%; GP/LLC: 1%)

  MADISON-IND LNDR TABOR ROAD NJ LLC (Delaware)

  MADISON-SS Crozet VA LLC (Delaware)

  MADISON-LPP Crozet JV LLC (Delaware)

MSVEF Investor LLC (Delaware)

 MSVEF Feeder LP (Delaware) (55.56%)

  MSVEF REIT LLC (Delaware) (55.56%)

   Madison Square Value Enhancement Fund LP(“MSVEFLP”) (Delaware) (51%) (MSVEF GP LLC is the Sole GP)

    MSVEF-MF Evanston GP LLC (Delaware) (51%)

MSVEF-MF Evanston IL LP (Delaware) (51%)

    MSVEF-IND Commerce 303 GP LLC (Delaware)

     MSVEF-IND Commerce 303 AZ LP (Delaware)

      MSVEF-SW Commerce 303 JV LP (Delaware) (95%)

    MSVEF-MF Pennbrook Station GP LLC (Delaware) (51%)

     MSVEF-MF Pennbrook Station PA LP (Delaware) (MSVEFLP: 51%; GPLLC: 0%)

    MSVEF-MF Burrough’s Mill GP LLC (Delaware) (MSVEFLP: 100%)

     MSVEF-MF Burrough’s Mill NJ LP (Delaware) (MSVEFLP: 50%)

    MSVEF-MF Gramercy JV GP LLC (Delaware)

MSVEF-MF Gramercy OH LP (Delaware) (MSVEFLP: 100%, GPLLC 0%)

MSVEF-CR Gramercy JV LP (Delaware) (75%)

 MSVEF-CR Gramercy Owner GP LLC (Delaware)

  MSVEF-CR Gramercy Owner LP (Delaware) (JV: 99.9%; GP/LLC: 0.1%)

New York Life Group Insurance Company of NY (“NYLG”) (New York)

Life Insurance Company of North America (Pennsylvania)

 LINA Benefit Payments, Inc. (Delaware)

New York Life Benefit Payments LLC (Delaware)

NYL Real Assets LLC (Delaware)

NYL Emerging Manager LLC (Delaware)

NYL Wind Investments LLC (Delaware)

NYLIFE Insurance Company of Arizona (Arizona)

NYLIC HKP Member LLC (Delaware) (NYLIC: 67.974%; NYLIAC 32.026%)

New York Life Insurance and Annuity Corporation (Delaware)

 NYLIAC RLP II, LLC (Delaware)

 Development Funding Backed Pass-Through Trust Series – 2025 A (Delaware) (11.75197%)

New York Life Enterprises LLC (Delaware)

SEAF Sichuan SME Investment Fund LLC (Delaware) (39.98%)

 New York Life International Holdings Limited (Mauritius) (84.38%)1

Max Estates Limited. (India) (NYLIH: 19.45%, NYLIC: 1.29%)[Max Ventures and Industries Limited merged into Max Estates Ltd as of 7.31.2023]

 Max I. Limited. (India)

 Max Assets Services Limited. (India)

Max Square Limited (India) (Max: 51%, NYLIC: 49%)

 Pharmax Corporation Limited. (India)

 Max Towers Private. Limited. (India) (Max: 51%, NYLIC: 49%)

 Max Estates 128 Private. Limited. (India)

 Max Estates Gurgaon Limited. (India)

 Acreage Builders Private. Limited. (India) (Max: 51%, NYLIC: 49%)

 Astiki Realty Private Limited (India)

 Max Estates Gurgaon Two Limited (India)

NYL Cayman Holdings Ltd. (Cayman Islands)

 NYL Worldwide Capital Investments LLC (Delaware)

Seguros Monterrey New York Life, S.A. de C.V. (Mexico) (99.998%)2

Administradora de Conductos SMNYL, S.A. de C.V. (Mexico) (99%)

Agencias de Distribucion SMNYL, S.A. de C.V. (”ADIS”) (Mexico) (99%)

Inmobiliaria SMNYL, SA de C.V. (Mexico) (99%; ADIS: 1%)

1 NYL Cayman Holdings Ltd. owns 15.62%.

2 NYL Worldwide Capital Investment LLC owns 0.002%.

NYLIM Jacob Ballas India Holdings IV (Mauritius)

New York Life Investment Management Holdings LLC (Delaware)

 NYLIM Capital LLC (Delaware)

 Bow River Advisers, LLC (Delaware) (49%)

 NYL Investments Europe Limited (Ireland) (new ownership effective 1.1.2025)

NYL Investments (International) Ltd. (UK) (“NYLIL”) (name change effective 1.2.2025, new ownership effective 1.1.2025)

 NYL Investments (Services) Ltd. (UK) “(NYLISL”) (name change effective 1.2.2025, new ownership effective 1.1.2025)

NYL Investments UK LLP (UK) (NYLIL: 99%; NYLISL: 1%) (name change effective 1.2.2025, new ownership effective 1.1.2025)

 New York Life Investment Management Asia Limited (Cayman Islands)

  Japan Branch

 MacKay Shields LLC (Delaware)

  MacKay Shields Emerging Markets Debt Portfolio (Delaware)

   MacKay Municipal Managers Opportunities GP LLC (Delaware)

    MacKay Municipal Opportunities Master Fund, L.P. (Delaware)

    MacKay Municipal Opportunities Fund, L.P. (Delaware)

   MacKay Municipal Managers Credit Opportunities GP LLC (Delaware)

    MacKay Municipal Credit Opportunities Master Fund, L.P. (Delaware)

    MacKay Municipal Credit Opportunities Fund, L.P. (Delaware)

    MacKay Municipal Credit Opportunities HL Fund, L.P. (Delaware)

   MacKay Municipal Short Term Opportunities Fund GP LLC (Delaware)

    MacKay Municipal Short Term Opportunities Fund LP (Delaware)

   Plainview Funds plc (Ireland) (50%) (MacKay Shields Employee: 50%)

   Plainview Funds plc – MacKay Shields Strategic Bond Portfolio (Ireland) (NYLIC: 0.00%; MacKay: 0.00%)

Plainview Funds plc - MacKay Shields Structured Products Opportunities Portfolio (Ireland) (NYLIC: 0.00%; MacKay: 0.00%)

   Plainview Funds plc – MacKay Shields Emerging Markets Debt Portfolio (NYLIC: 99.36%, MacKay: 0.64%)

   MacKay Shields High Yield Active Core Fund GP LLC (Delaware)

    MacKay Shields High Yield Active Core Fund LP (Delaware)

  MacKay Shields Defensive Bond Arbitrage Fund Ltd. (Bermuda) (.07%)3

  MacKay Shields Core Fixed Income Fund GP LLC (Delaware)

   MacKay Shields Core Fixed Income Fund LP (Delaware)

  MacKay Shields Select Credit Opportunities Fund GP LLC (Delaware)

   MacKay Shields Select Credit Opportunities Fund LP (Delaware)

  MacKay Municipal Managers California Opportunities GP LLC (Delaware)

   MacKay Municipal California Opportunities Fund, L.P. (Delaware)

  MacKay Municipal New York Opportunities GP LLC (Delaware)

   MacKay Municipal New York Opportunities Fund, L.P. (Delaware)

    MacKay Municipal Opportunities HL Fund, L.P. (Delaware)

  MacKay Municipal Capital Trading GP LLC (Delaware)

   MacKay Municipal Capital Trading Master Fund, L.P. (Delaware)

   MacKay Municipal Capital Trading Fund, L.P. (Delaware)

  MacKay Shields Intermediate Bond Fund GP LLC (Delaware)

   MacKay Shields Intermediate Bond Fund LP (Delaware)

  MacKay Municipal Managers Opportunities Allocation GP LLC (Delaware)

   MacKay Municipal Opportunities Allocation Master Fund LP (Delaware)

   MacKay Municipal Opportunities Allocation Fund A LP (Delaware)

   MacKay Municipal Opportunities Allocation Fund B LP (Delaware)

  MacKay Municipal Managers High Yield Select GP LLC (Delaware)

   MacKay Municipal High Yield Select Fund LP (Delaware)

3 NYLIC owns 0.00%, NYLIAC owns 0.00%, and MacKay owns 07% for a total ownership of .07%.

  MacKay Municipal Managers High Income Opportunities GP LLC (Delaware)

   MacKay Municipal High Income Opportunities Fund LP (Delaware)

  MKS Global Emerging Markets Equities Fund GP LLC (Delaware)

   Candriam Global Emerging Markets Equities Fund LP (Delaware) (GP: .00; NYLIAC: 0.00%)

  MacKay Shields Series Fund Managing Member LLC (Delaware)

   MacKay Shields Series Fund (Delaware)

    Securitized Credit Opportunities Series (Delaware)

    High Yield Corporate Bond Series (NYL: 0%)

  MacKay Shields Emerging Markets Sovereign Debt Feeder Fund GP LLC (Delaware)

   MacKay Shields Emerging Markets Sovereign Debt Feeder Fund LP (Delaware)

Apogem Capital LLC fka New York Life Investments Alternatives LLC (Delaware)

 AGPOF GP, LLC (Delaware) (formed 7.25.2025)

  Apogem Gannett Opportunity Fund, LP (Delaware) (formed 7.25.2025)

 Apogem SRL 2 LLC (Delaware)7 (0 voting ownership)

 Apogem SRL 3 LLC (Delaware)7 (0 voting ownership)

Madison Capital Funding LLC (Delaware) (NYLIC: 21.90%; NYLIAC: 65.64%; LINA: 12.46%) (Apogem is a Non-Managing Member)

MCF Co-Investment GP LLC (Delaware)

MCF Co-Investment GP LP (Delaware)

   Madison Capital Funding Co-Investment Fund LP (Delaware)

Madison Avenue Loan Fund GP LLC (Delaware)

Madison Avenue Loan Fund LP (Delaware)

 MCF Fund I LLC (Delaware)

MCF Hanwha Fund LLC (Delaware)7 (0 voting ownership)

Ironshore Investment BL I Ltd. (Bermuda)7 (0 voting ownership)

MCF CLO IV LLC (Delaware)7 (NYLIC: 6.7%)

MCF CLO V LLC (Delaware)7 (NYLIC: 5%)

MCF CLO VI LLC (Delaware)7 (0 voting ownership)

MCF CLO VII LLC (f/k/a LMF WF Portfolio III, LLC) (Delaware)7 (0 voting ownership)

MCF CLO VIII Ltd. (Delaware)7 (0 voting ownership)

 MCF CLO VIII LLC (Delaware)

 MCF CLO VIII Blocker LLC (Delaware)

MCF CLO IX Ltd. (Cayman Islands)7

 MCF CLO IX LLC (Delaware)

MCF CLO 10 Ltd. (Bailiwick, Jersey) 7

 MCF CLO 10 LLC (Delaware) (Ltd: 100%)

MCF CLO IX Blocker LLC (Delaware)

MCF CLO 10 Blocker LLC (Delaware)

MCF KB Fund LLC (Delaware)7 (0 voting ownership)

MCF KB Fund II LLC (Delaware)7 (0 voting ownership)

MC KB Fund III LLC (Delaware)7 (0 voting ownership)

MCF Hyundai Fund LLC (Delaware)7 (0 voting ownership)

Apogem Direct Lending Hyundai Fund 2 LLC (Delaware)7 (0 voting ownership)

Apogem Direct Lending Levered Fund 2023-1 LLC (Delaware)7 (0 voting ownership)

Apogem Direct Lending Loan Portfolio 2023 LLC (Delaware)7 (0 voting ownership)

Apogem DL Levered Fund 2023-1 LLC (Delaware)7 (0 voting ownership)

Apogem DL Levered Fund SPV 2023-1 LLC (Delaware)7 (0 voting ownership)

Apogem Umbrella (Cayman Islands)7 (0 voting ownership)

Apogem US Direct Lending Limited I (Cayman Islands)7 (0 voting ownership)

MCF Senior Debt Fund 2020 GP LLC (Delaware) )7 (0 voting ownership)

MCF Senior Debt Fund – 2020 LP (Cayman Islands)7 (0 voting ownership)

MCF Mezzanine Carry I LLC (Delaware)7

MCF Mezzanine Fund I LLC (Delaware) (NYLIC: 66.66%; NYLIAC: 33.33%) (MCF is the manager)

MCF PD Fund GP LLC (Delaware)7

 MCF PD Fund LP (Delaware)7

MCF Senior Debt Fund 2019-I GP LLC (Delaware)7

 MCF Senior Debt Fund 2019-I LP (Delaware)7

Apogem Direct Lending Nighthawk Fund (Cayman Islands) (Apogem initially)

  New York Life Capital Partners III GenPar GP, LLC (Delaware)

New York Life Capital Partners IV GenPar GP, LLC (Delaware)

 New York Life Capital Partners IV GenPar, L.P. (Delaware)

GoldPoint Core Opportunities Fund, L.P. (Delaware Series LP)

GoldPoint Core Opportunities Fund II L.P. (Delaware Series LP)

GoldPoint Mezzanine Partners IV GenPar GP, LLC (Delaware)

 GoldPoint Mezzanine Partners IV GenPar, LP (Delaware)

  GoldPoint Mezzanine Partners Co-Investment Fund A, LP (Delaware)

  GoldPoint Mezzanine Partners IV, LP (Delaware) (“GPPIVLP”)

   GPP Mezz IV A Blocker LP (Delaware)(“GPPMBA”)

   GPP Mezz IV A Preferred Blocker LP (Delaware)

   GPP Mezz IV C Blocker LP (Delaware) (“GPPMBC”)

   GPP Mezz IV D Blocker LP (Delaware) (“GPPMBD”)

GPP Mezz IV ECI Aggregator LP name change from GPP Mezzanine Blocker E, LP (Delaware)

   GPP Mezz IV F Blocker LP (Delaware)

   GPP Mezz IV G Blocker LP (Delaware)

   GPP Mezz IV H Blocker LP (Delaware)

   GPP Mezz IV I Blocker LP (Delaware)

 GoldPoint Mezzanine Partners Offshore IV, L.P. (Cayman Islands)

GoldPoint Partners Co-Investment V GenPar GP LLC (Delaware)

 GoldPoint Partners Co-Investment V GenPar, LP (Delaware)

  GoldPoint Partners Co-Investment Fund A, LP (Delaware)

  GPP V – ECI Aggregator LP (Delaware)

GPP V G Blocker Holdco LP (Delaware)

GoldPoint Partners Private Debt V GenPar GP, LLC (Delaware)

 GoldPoint Partners Private Debt Partners Offshore V, LP (Cayman Island)

 GPP Private Debt V RS LP (Delaware)

 GoldPoint Partners Private Debt V GenPar, LP (Delaware)

  GoldPoint Partners Private Debt V, LP (Delaware)

   GPP PD V A Blocker LLC (Delaware)

   GPP Private Debt V-ECI Aggregator LP (Delaware)

GPP PD V B Blocker LLC (Delaware)

GPP PD V D Blocker LLC (Delaware)

 GPP LuxCo V GP Sarl (Luxembourg)

GoldPoint Partners Select Manager III GenPar GP, LLC (Delaware)

 GoldPoint Partners Select Manager III GenPar, L.P. (Cayman Islands)

  GoldPoint Partners Select Manager Fund III, L.P. (Cayman Islands)

  GoldPoint Partners Select Manager Fund III AIV, L.P. (Delaware)

GoldPoint Partners Select Manager IV GenPar GP, LLC (Delaware)

 GoldPoint Partners Select Manager IV GenPar, L.P. (Delaware)

  GoldPoint Partners Select Manager Fund IV, L.P. (Delaware)

GoldPoint Partners Select Manager V GenPar GP, LLC (Delaware)

 GoldPoint Partners Select Manager V GenPar, L.P. (Delaware)

  GoldPoint Partners Select Manager Fund V, L.P. (Delaware)

GoldPoint Partners Canada V GenPar Inc. (New Brunswick, Canada)

 GoldPoint Partners Select Manager Canada Fund V, L.P. (Ontario, Canada)

GoldPoint Partners Canada III GenPar Inc. (Canada)

 GoldPoint Partners Select Manager Canada Fund III, L.P. (Canada)

GoldPoint Partners Canada IV GenPar Inc. (Canada)

 GoldPoint Partners Select Manager Canada Fund IV, L.P. (Canada)

GPP VI - ECI Aggregator LP (Delaware)

GPP VI Blocker A LLC (Delaware)

GPP VI Blocker B LLC (Delaware)

GPP VI Blocker C LLC (Delaware)

GPP VI Blocker D LLC (Delaware)

GPP VI Blocker E LLC (Delaware)

GPP VI Blocker F LLC (Delaware)

GPP VI Blocker H LLC (Delaware)

GPP VI Blocker I LLC (Delaware)

  Apogem Co-Invest VII GenPar GP LLC (Delaware)

   Apogem Co-Invest VII GenPar LP (Delaware)

    Apogem Co-Investment VII, LP (Delaware)

GoldPoint Partners Canada GenPar, Inc. (Canada)

NYLCAP Canada II GenPar Inc. (Canada)

 NYLCAP Select Manager Canada Fund II, L.P. (Canada)

  NYLIM Mezzanine Partners II GenPar GP, LLC (Delaware)

  NYLIM Mezzanine Partners II GenPar, LP (Delaware)

  NYLCAP Mezzanine Partners III GenPar GP, LLC (Delaware)

   NYLCAP Mezzanine Partners III GenPar, LP (Delaware)

    NYLCAP Mezzanine Partners III, LP (Delaware)

NYLCAP Mezzanine Offshore Partners III, L.P. (Cayman Islands)

  NYLCAP Select Manager GenPar, LP (Delaware)

  NYLCAP Select Manager II GenPar GP, LLC (Delaware)

   NYLCAP Select Manager II GenPar, L.P. (Cayman Islands)

    NYLCAP Select Manager Fund II, L.P. (Cayman Islands)

NYLCAP India Funding LLC (Delaware)

NYLIM-JB Asset Management Co. (Mauritius) LLC (Mauritius) (24.66%)4

    New York Life Investment Management India Fund II, LLC (Mauritius)

New York Life Investment Management India Fund (FVCI) II, LLC (Mauritius)

  NYLCAP India Funding III LLC (Delaware)

   NYLIM-Jacob Ballas Asset Management Co. III, LLC (Mauritius) (24.66%)5

    NYLIM Jacob Ballas India Fund III LLC (Mauritius)

     NYLIM Jacob Ballas India (FVCI) III LLC (Mauritius)

     NYLIM Jacob Ballas India (FII) III LLC (Mauritius)

 Evolvence Asset Management, Ltd. (Cayman Islands) (Apogem: 24.5%)

  EIF Managers Limited (Mauritius) (58.72%)

  EIF Managers II Limited (Mauritius) (55%)

 AHF V ECI Aggregator LP (Delaware) (1%)

 AHF V GenPar GP LLC (Delaware) (100%)

 AHF V GenPar LP (Delaware) (1%)

 AHF VI ECI Aggregator LP (Delaware) (1%)

 AHF VI GenPar GP LLC (Delaware) (100%)

 AHF VI GenPar LP (Delaware) (100%)

 Apogem Heritage Fund V LP (Delaware) (1%)

 Apogem Heritage Fund VI LP (Delaware) (1%)

 Apogem Cardinal Co-Investment GP LLC (Delaware)

  Apogem Cardinal Co-Investment Fund, LP (Delaware)

 ARAF IV GP, LLC (Delaware)

  Apogem Real Assets Fund IV, LP (Delaware)

 ASF VII GP, LLC (Delaware)

  Apogem Secondary Fund VII, LP (Delaware)

  Apogem Secondary Fund VII Coinvestments, LP (Delaware)

  Apogem Secondary Fund VII (Cayman), LP (Cayman Islands)

 BFO GP, LLC (Delaware)

  BFO Apogem Private Markets (Delaware) LP

Tetra Opportunities Partners (Delaware) (DE Series)

  BMG PAPM GP, LLC (Delaware)

   BMG PA Private Markets (Delaware) LP (Delaware)

4 NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding LLC owns 36% of non-voting carry shares.

5 NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding III LLC owns 31.36% of non-voting carry shares.

   BMG Private Markets (Cayman) LP (Cayman Islands)

  Private Advisors Special Situations LLC (Delaware)7

PACD MM, LLC (Delaware)

   PA Capital Direct, LLC (Delaware)7

   ApCap Strategic Partnership I LLC (Delaware)

  PA Credit Program Carry Parent, LLC (Delaware)

   PA Credit Program Carry, LLC (Delaware)

PACIF GP, LLC Delaware)

Private Advisors Coinvestment Fund, LP (Delaware)

  PACIF II GP, LLC Delaware)

Private Advisors Coinvestment Fund II LP (Delaware)

  PACIF II Carry Parent, LLC (Delaware)

   PACIF II Carry, LLC (Delaware)

PACIF III GP, LLC (Delaware)

Private Advisors Coinvestment Fund III, LP (Delaware)

  PACIF III Carry Parent, LLC (Delaware)

   PACIF III Carry, LLC (Delaware)

  PACIF IV GP, LLC (Delaware)

   Private Advisors Coinvestment Fund IV, LP (Delaware)

  PACIF IV Carry Parent, LLC (Delaware)

   PACIF IV Carry, LLC (Delaware)

  PAMMF GP, LLC (Delaware)

   PA Middle Market Fund, LP (Delaware)

  PASCBF IV GP, LLC (Delaware)

  PASCBF V GP, LLC (Delaware)

Private Advisors Small Company Buyout Fund V, LP (Delaware)

 PASCPEF VI Carry Parent, LLC (Delaware)

   PASCPEF VI Carry, LLC (Delaware)

 PASCPEF VI GP, LLC (Delaware)

   Private Advisors Small Company Private Equity Fund VI, LP (Delaware)

   Private Advisors Small Company Private Equity Fund VI (Cayman), LP (Cayman Islands)

  PASCPEF VII GP, LLC (Delaware)

   Private Advisors Small Company Private Equity Fund VII, LP (Delaware)

   Private Advisors Small Company Private Equity Fund VII (Cayman), LP (Cayman Islands)

 PASCPEF VII Carry Parent, LLC (Delaware)

    PASCPEF VII Carry, LLC (Delaware)

  PASCPEF VIII GP, LLC (Delaware)

   Private Advisors Small Company Private Equity Fund VIII, LP (Delaware)

   Private Advisors Small Company Private Equity Fund VIII (Cayman), LP (Cayman Islands)

  PASCPEF IX GP, LLC (Delaware)

   PA Small Company Private Equity Fund IX, LP (Delaware)

   PA Small Company Private Equity Fund IX, (Cayman), LP (Cayman Islands)

  APEF X GP, LLC (Delaware)

Apogem Private Equity Fund X, LP fka [PA] Private Equity Fund X, LP (Delaware)

Apogem Private Equity Fund X (Cayman), LP (Cayman Islands)

  APEF XI GP, LLC (Delaware)

   Apogem Private Equity Fund XI (Cayman), LP (Cayman Islands)

   Apogem Private Equity Fund XI, LP (Delaware)

    APEF XI Multi-Asset, LP (Delaware)

    APEF XI Directs, LP (Delaware)

 Cuyahoga Capital Partners IV Management Group LLC (Delaware)

   Cuyahoga Capital Partners IV LP (Delaware)

  Cuyahoga Capital Emerging Buyout Partners Management Group LLC (Delaware)

   Cuyahoga Capital Emerging Buyout Partners LP (Delaware)

  PA Real Assets Carry Parent, LLC (Delaware)

   PA Real Assets Carry, LLC (Delaware)

  PA Real Assets Carry Parent II, LLC (Delaware)

   PA Real Assets Carry II, LLC (Delaware)

  PA Emerging Manager Carry Parent, LLC (Delaware)

   PA Emerging Manager Carry, LLC (Delaware)

PA Emerging Manager Carry Parent II, LLC (Delaware)

   PA Emerging Manager Carry II, LLC (Delaware)

  RIC I GP, LLC (Delaware)

   Richmond Coinvestment Partners I, LP (Delaware)

  RIC I Carry Parent, LLC (Delaware)

   RIC I Carry, LLC (Delaware)

  PASF V GP, LLC (Delaware)

   Private Advisors Secondary Fund V, LP (Delaware)

    ABC Burgers LLC (Delaware)

   PASF V Carry, LLC (Delaware)

  PASF V Carry Parent, LLC (Delaware)

  PASF VI GP, LLC (Delaware)

   PA Secondary Fund VI, LP (Delaware)

   PA Secondary Fund VI Coinvestments, LP (Delaware) (68.14%)

   PA Secondary Fund VI (Cayman), LP (Cayman Islands) (68.14%)

  PARAF GP, LLC (Delaware)

   Private Advisors Real Assets Fund, LP (Delaware)

  PARAF Carry Parent, LLC (Delaware)

   PARAF Carry, LLC (Delaware)

  PASCCIF GP, LLC (Delaware)

   Private Advisors Small Company Coinvestment Fund, LP (Delaware)

   Private Advisors Small Company Coinvestment Fund-ERISA, LP (Delaware)

  PASCCIF II GP, LLC (Delaware)

   PA Small Company Coinvestment Fund II, LP (Delaware)

   PA Small Company Coinvestment Fund II (Cayman), LP (Cayman Islands)

  PASCCIF Carry Parent, LLC (Delaware)

   PASCCIF Carry, LLC (Delaware)

  PARAF II GP, LLC (Delaware)

   Private Advisors Real Assets Fund II, LP (Delaware)

    PA Contract Resources, LLC (Delaware)

  PARAF III GP, LLC (Delaware)

   PA Real Assets Fund III, LP (Delaware)

  SAF GP LLC (Delaware)

   Social Advancement Fund, LP (Delaware)

  Washington Pike GP, LLC (Delaware)

   Washington Pike, LP (Delaware)

  RLP Fund GP, LLC (Delaware)

   RLP Fund, LP (“RLPLP”) (Delaware)

   RidgeLake Co-Investment Partners, LP (“RLPCOLP”)(Delaware)

    RLP Glacier Manager Investor LLC (Delaware) (RLPLP: 72%, RLPCOLP: 28%)

    RLP Glacier GP Investor LLC (Delaware) (RLPLP: 72%, RLPCOLP: 28%)

    RLP Evergreen LLC (Delaware) (RLPLP: 72%, RLPCOLP: 28%)

    RLP Gemini LLC (Delaware)

    RLP Navigator LLC (Delaware)

    RLP Sigma LLC (Delaware)

    RLP Sunrise GP Investor LLC (Delaware) (RLPLP: 83.33%, RLPCOLP: 16.66%)

    RLP Sunrise Manager Investor LLC (Delaware) (RLPLP: 83.33%, RLPCOLP: 16.66%)

    RLP Triple GP Investor LLC (Delaware) (RLPLP: 82.01%, RLPCOLP: 17.98%)

    RLP Triple Manager Investor LLC (Delaware) (RLPLP: 82.01%, RLPCOLP: 17.98%)

    RLP Fund II GP LLC (Delaware);

     RLP Fund II LP (Delaware)

  RLP Profit Share (PA), LLC (Delaware) (NYLIC: 51%, Employees: 49%)

  RLP Profit Share (OAPC), LLC (Delaware) (TP: 100%)

  The Hedged Strategies Fund LLC (Delaware) (Apogem: 2%, Ex-employees: 98% non-managing members)

NYLCAP Holdings (Mauritius) (Mauritius)

 Jacob Ballas India Private Limited (Mauritius) (23.30%)

 Industrial Assets Holdings Limited (Mauritius) (28.02%)

 JB Cerestra Investment Management LLP (Mauritius)

NYLIM Service Company LLC (Delaware)

NYL Workforce GP LLC (Delaware)

 New York Life Investment Management LLC (Delaware)

NYLIM Fund II GP, LLC (Delaware)

 WFHG GP, LLC (Delaware) (50%)

   Workforce Housing Fund I-2007 LP (Delaware) (50%)

IndexIQ Holdings LLC (Delaware) (“IQ Holdings”)

IndexIQ LLC (Delaware) (NYLIMH: 74.37%, IQHoldings: 25.63%)

 IndexIQ Trust (Delaware) (Dormant)

 IndexIQ Advisors LLC (Delaware)

 New York Life Investments Active ETF Trust (Delaware)7 (NYLIAC: 98.5%)

  NYLI CBRE Real Assets ETF (NYLIM: 85.00%)

  NYLI MacKay Muni Insured ETF (NYL: 0.00%)

  NYLI MacKay Muni Intermediate ETF (NYL: 0.00%)

  NYLI MacKay Core Plus Bond ETF (NYLIM: 93.07%)

  NYLI MacKay California Muni Intermediate ETF (NYLIM: 15.40%; NYLIAC: 36.60%)

  NYLI MacKay High Income ETF (NYLIM: 98.90%)

  NYLI Winslow Focused Large Cap Growth ETF (NYLIM: 78.10%)

  NYLI Winslow Large Cap Growth ETF (NYLIM: 20.20%)

  NYLI MacKay Securitized Income ETF (NYLIM: 77.50%, NYLIAC: 16.70%)

  NYLI MacKay Muni Short Duration ETF (NYLIAC: 88.89%)

  NYLI MacKay Muni Allocation ETF (NYLIM: 94.80%)

 New York Life Investments ETF Trust (Delaware) (NYLIC: 10.2%)

  NYLI 500 International ETF (NYLIM: 53.62%)

  NYLI Engender Equality ETF (NYLIAC: 72.81%)

  NYLI FTSE International Equity Currency Neutral ETF (NYLIM: 8.97%)

  NYLI Global Equity R&D Leaders ETF (NYLIM: 84.80%)

  NYLI Healthy Hearts ETF (NYLIM: 66.50%)

  NYLI Hedge Multi-Strategy Tracker ETF (NYL: 0.00%)

  NYLI Merger Arbitrage ETF (NYL: 0.00%)

  NYLI CRBE NexGen Real Estate ETF (NYLIM: 56.52%)

  NYLI Candriam International Equity ETF (NYLIM: 79.40%)

  NYLI Candriam U.S. Mid Cap Equity ETF (NYLIM: 96.20%)

  NYLI Candriam U.S. Large Cap Equity ETF (NYLIM: 85.30%)

  NYLI U.S. Large Cap R&D Leaders ETF (NYLIM: 95.90%)

New York Life Investment Management Holdings International (Luxembourg)

 New York Life Investment Management Holdings II International (Luxembourg)

Candriam Group (“CG”) (Luxembourg)

KTA Holdco (Luxembourg) (CANLUX: 66.67%, Apogem: 33.33%)

Kartesia Management S.ẚ.r.l. (Luxembourg) (33%)

  Kartesia Italy Branch

  Kartesia Spain Branch

  Kartesia Netherlands Branch

  Kartesia Germany Branch

 Kartesia France (France)

 Kartesia UK Ltd. (UK)

 Kartesia Belgium (Belgium)

 Kartesia Credit FFS (France)

 Kartesia GP III (Luxembourg)

  Kartesia Credit Opportunities III S.C.A., SICAV-SIF (Luxembourg)

   Kartesia Securities (Luxembourg)

   Kartesia III Topco S.ẚ.r.l. (Luxembourg)

 Kartesia GP IV (Luxembourg)

  Kartesia Credit Opportunities IV SCS SICAV-SIF (Luxembourg)

   Kartesia Securities IV (Luxembourg)

   Kartesia IV Topco S.ẚ.r.l. (Luxembourg)

 Kartesia Master GP (Luxembourg)

  Kartesia Credit Opportunities V Feeder SCS (Luxembourg)

  Kartesia Senior Opportunities I SCS, SICAV-RAIF (Luxembourg)

   KASS Unleveled S.ẚ.r.l. (Luxembourg)

    KSO I Topco S.ẚ.r.l. (Luxembourg)

  Kartesia Credit Opportunities V SCS (Luxembourg)

   Kartesia Securities V S.ẚ.r.l. (Luxembourg)

  Kartesia Credit Opportunities VI Feeder SCS (Luxembourg)

  Kartesia Credit Opportunities VI SCS (Luxembourg)

   Kartesia Securities VI SCS S.ẚ.r.l. (Luxembourg)

   Kartesia VI Topco S.ẚ.r.l. (Luxembourg)

 Flexam Invest Asset Management (France) (51%)

  FIAM HLD SAS (France)

   Flexam Invest France Management SAS (France)

    Flexam Tangible Asset Income Fund II SLP (France)

   Flexam Invest Lux Management S.ẚ.r.l. (Luxembourg)

    Flexam Tangible Asset Income Fund S.C.A., SICAV-RAIF (Luxembourg)

     Flexam Invest Operations S.ẚ.r.l. (Luxembourg)

Candriam Luxco S.a.r.l. (Luxembourg) (“CANLUXS”)

 Candriam (Luxembourg) (”CANLUX”) (CG: 64%; 1 share held by CANLUXS)

   Candriam Belgian Branch

   Candriam France Branch

Candriam Italy Branch

   Candriam UK Establishment

   Candriam Germany Branch

   Candriam US Branch

   Candriam Spain Branch

   Candriam Netherlands Branch

   Candriam MENA Branch (Dubai, UAE)

   Candriam Nordic Branch (Sweden)

Candriam Monétaire SICAV (France) (CIG: 0.12%)

Candriam Switzerland LLC (Switzerland)

Candriam GP (Luxembourg)

 Candriam Tristan Real Estate Fund (RAIF) (Luxembourg)

Candriam GP PA (Luxembourg)

 Candriam Private Assets (Luxembourg)

ATA Holdco Luxembourg S.ẚ.r.l. (Luxembourg) (Candriam: 66.7%, Apogem Capital LLC: 33.3%)

Andera Partners (France) (ATA Holdco: 40%)

       Andera Expansion GP (France) (general partner)

        Andera Expansion 3 S.L.P. (France)

        ANDERA EXPANSION 4 S.L.P (France)

       Andera Smart Infra GP (France) (general partner)

        ANDERA SMART INFRA 1 S.L.P (France)

        ANDERA SMART INFRA 2 S.L.P (France)

        ANDERA SMART INFRA REMPLOI S.L.P (France)

       Terra Nea 1 GP (France) (general partner)

        TERRA NEA 1 SLP (France)

       Andera MidCap GP (France) (general partner)

        ANDERA MIDCAP 5 S.L.P. (France)

        Andera MidCap 6 S.L.P.S (France)

       Acto V GP (France) (general partner)

        ACTO V S.L.P. (France)

       ACI GP (France) (general partner)

        ACI II S.L.P. (France)

        ACI Vintage II S.L.P. (France)

        ACI Vintage III S.L.P. (France)

       ACI I, SCA SICAV-FIAR (Luxembourg)

       Rio Holding Secondary (France)

 Andera Partners España SL (Spain)

Belfius Fund (Luxembourg) (SICAV with Board controlled by Candriam)

 Belfius Fund Target Income 2032 (0.00%)

Belfius Equities (Belgian) (0.00%)

IZNES SAS (Luxembourg) (2%)

Belfius Investment Partners (Luxembourg) (0.01%)

S.W.I.F.T. SCRL (Luxembourg) (0.02%)

Cordius (Luxembourg) (CANLUX: 11.51%)

Cordius CIG (“CIG”) (CANLUX: 100%)

Candriam Absolute Return (Luxembourg) (CIG: .35%)

Candriam Absolute Return Equity Market Neutral (Lux) (0.00%)

Candriam Bonds (Luxembourg) (0.00%)

 Candriam Bonds Capital Securities (CIG: 0.001%)

Candriam Bonds Convertible Defensive (0.00%)

Candriam Bonds Convertible Opportunities (0.00%)

Candriam Bonds Credit Alpha (0.00%)

Candriam Bonds Credit Opportunities (0.00%)

Candriam Bonds Emerging Debt Local Currencies (CIG: 0.01%)

Candriam Bonds Emerging Markets (0.01%)

Candriam Bonds Emerging Markets Corporate (CIG: 0.02%)

Candriam Bonds Emerging Markets Total Return (CIG: 0.01%)

Candriam Bonds Euro (0.00%)

Candriam Bonds Euro Corporate (0.00%)

Candriam Bonds Euro Corporate Financials (0.00%)

Candriam Bonds Euro Diversified (0.00%)

Candriam Bonds Euro Government (0.00%)

Candriam Bonds Euro High Yield (CIG: 0.08%)

Candriam Bonds Euro Short Term (0.00%)

Candriam Bonds Euro Long Term (CIG: 0.02%)

Candriam Bonds Floating Rate Notes (0.00%)

Candriam Bonds Global Government (0.00%)

Candriam Bonds Global High Yield (0.00%)

Candriam Bonds Global Inflation Short Duration (0.00%)

Candriam Bonds Global Sovereign Quality (0.00%)

Candriam Bonds International (CIG: 0.02%)

Candriam Bonds Total Return (CIG: 0.01%)

Candriam Bonds US Corporate (CIG: 0.00%)

     Candriam Business Equities (Belgium) (0.00%)

      Candriam Business Equities EMU (0.00%)

      Candriam Business Equities Global Income (0.00%)

     Candriam Diversified Futures (CIG: 0.02%)

     Candriam Equities L (Luxembourg) (NYLIAC: 0.35%; CIG: 0.02%)

      Candriam Equities L Australia (CIG: 0.01%)

      Candriam Equities L Biotechnology (0.00%)

      Candriam Equities L Emerging Markets (0.00%)

      Candriam Equities L EMU (CIG: 0.02%)

      Candriam Equities L ESG Market Neutral Edge (NYLIAC: 95.85%; CIG: 0.03%)

      Candriam Equities L Europe (CIG: 0.02%)

      Candriam Equities L Europe Edge (CIG: 0.01%)

      Candriam Equities L Europe Innovation (CIG: 0.01%)

      Candriam Equities L Europe Optimum Quality (CIG: 0.01%)

      Candriam Equities L European Autonomy (CIG: 100%)

      Candriam Equities L Global Demography (0.00%)

      Candriam Equities L Global Income (CIG: 0.04%)

      Candriam Equities L Japan Edge (CIG: 0.01%)

      Candriam Equities L Life Care (0.00%)

      Candriam Equities Merger Arbitrage (CIG: 0.02%)

      Candriam Equities L Oncology Impact (0.00%)

      Candriam Equities L Risk Arbitrage Opportunities (CIG: 0.02%)

      Candriam Equities L Robotics & Innovation Technology (0.00%)

      Candriam Equities L US Edge (CIG: 0.01%)

      Candriam Equities L World Edge (NYLIAC: 61.44%; CIG: 0.03%)

     Candriam Fund (Luxembourg) (0.00%)

      Candriam Fund Sustainable Euro Corporate Bonds Fossil Free (CIG: 0.01%)

      Candriam Fund Sustainable European Equities Fossil Free (0.00%)

     Candriam Impact One (Luxembourg) (NYLIAC: 30.62%)

     Candriam Index Arbitrage (Luxembourg) (0.00%)

     Candriam L (Luxembourg) (CIG: .01%)

      Candriam L Alternative Multi-Strategies (CIG: 0.04%)

      Candriam L Balanced Asset Allocation (0.00%)

      Candriam L Conservative Asset Allocation (0.00%)

      Candriam L Dynamic Asset Allocation (CIG: .15%)

      Candriam L Multi-Asset Income (0.00%)

      Candriam L Multi-Asset Income & Growth (CIG: 0.01%)

     Candriam Long Short Credit (0.00%)

     Candriam M (CIG: 12.69%)

      Candriam M Impact Finance (CIG: 12.69%)

     Candriam Money Market (Luxembourg) (CIG: 0.32%)

      Candriam Money Market Euro (CIG: 0.15%)

Candriam Money Market Euro AAA (0.56%)

      Candriam Money Market USD Sustainable (CIG: 0.01%)

Candriam Patrimoine Obli-Inter (France) (0.00%)

Candriam Private Assets (NYLIAC: 78.74%)

  Candriam Private Assets – Kartesia Credit (NYLIAC: 78.74%)

     Candriam Risk Arbitrage (Luxembourg) (CIG: 9.03%)

     Candriam Sustainable (Luxembourg) (CIG: 0.01%)

      Candriam Sustainable Bond Emerging Markets (0.00%)

      Candriam Sustainable Bond Euro (0.00)

      Candriam Sustainable Bond Euro Corporate (0.00%)

      Candriam Sustainable Bond Euro Short Term (0.00%)

      Candriam Sustainable Bond Global (CIG: 0.04%)

      Candriam Sustainable Bond Global High Yield (0.00%)

      Candriam Sustainable Bond Impact (NYLIAC: 5.89%)

      Candriam Sustainable Defensive Asset Allocation (CIG: 0.01%)

      Candriam Sustainable Equity Children (CIG: 0.01%)

      Candriam Sustainable Equity Circular Economy (0.00%)

      Candriam Sustainable Equity Climate Action (0.00%)

      Candriam Sustainable Equity Emerging Markets (0.00%)

      Candriam Sustainable Equity Emerging Markets Ex-China (CIG: 0.01%)

      Candriam Sustainable Equity EMU (0.00%)

      Candriam Sustainable Equity Europe (0.00%)

      Candriam Sustainable Equity Europe Small & Mid Caps (CIG: 0.01%)

      Candriam Sustainable Equity Future Mobility (CIG: 0.01%)

      Candriam Sustainable Equity Japan (0.00%)

      Candriam Sustainable Equity Quant Europe (0.00%)

      Candriam Sustainable Equity US (CIG: 0.01%)

      Candriam Sustainable Equity Water (CIG: 90.07%)

      Candriam Sustainable Equity World (0.00%)

Candriam Sustainable Money Market Euro (0.00%)

     Candriam World Alternative (Luxembourg) (CIG: 12.67%)

      Candriam World Alternative Alphamax (CIG: 12.69%)

     Cleome Index (Luxembourg) (0.00%)

      Cleome Index EMU Equities (0.00%)

Cleome Index Euro Corporate Bonds (0.00%)

Cleome Index Euro Government Bonds (0.00%)

Cleome Index Euro Long Term Bonds (0.14%)

Cleome Index Euro Short Term Bonds (CIG: 0.01%)

Cleome Index Europe Equities (0.00%)

Cleome Index USA Equities (0.00%)

Cleome Index World Equities (CIG: 0.01%)

     NYLI GF (Luxembourg) (NYLIMH: 16.15%; NYLIAC: 27.51; CIG: 0.01%)

      NYLI GF AUSBIL Global Essential Infrastructure (NYLIMH: 12.10%; NYLIAC: 49.20%)

      NYLI GF AUSBIL Global Small Cap (NYLIMH: 98.80%; CIG: .02%)

      NYLI GF US High Yield Corporate Bonds (NYLIMH: 0.00%; CIG: .04%)

     Paricor (Belgium) (CIG: 0.07%)

      Paricor Patrimonium (Belgium) (CIG: 0.07%)

     IndexIQ (CIG: .48%)

      IndexIQ Factors Sustainable Corporate Euro Bond (CIG: .48%)

IndexIQ Factors Sustainable Europe Equity (CIG: .61%)

   IndexIQ Factors Sustainable Japan Equity (CIG: .27%)

CGH UK Acquisition Company Limited (UK)

Tristan (Holdings) Limited (UK) (individual owns 100% of the entity)

EPISO 3 Feeder (GP) Limited (Scotland) (40%)

EPISO 3 Feeder LP (Scotland)

Tristan Equity Partners (GP) Limited (UK)

Tristan Equity Partners LP (UK)

 Tristan Capital Partners Holdings Limited (“TCPH”) (England & Wales) (80%) (Tristan Equity Partners LP: 20%)

  EPISO 3 Co-Investment (GP) Limited (Scotland)

   EPISO 3 Co-Investment LP (Scotland)

  TIPS One Co-Investment GP Sarl (Luxembourg)

   TIPS Co-Investment SCSp (Luxembourg)

  TCP Incentive Partners (GP) Sarl (Luxembourg)

   TCP Incentive Partners SCSp (Luxembourg)

  TCP Co-Investment (GP) Sarl (Luxembourg)

   TCP Co-Investment SCSp (Luxembourg)

    CCP III Co-Investment (GP) Limited (Scotland)

     CCP IV Co-Investment LP (Scotland)

     EPISO 4 Co-investment LLP (United Kingdom)

      EPISO 4 (GP) LLP (United Kingdom)

EPISO 4 Incentive Partners LLP (England & Wales)(4.7%)(18 Individual members and three corporate members)

CCP 5 Co-Investment LLP (England & Wales)(100%) (TCPH and TCP Co-Investment SCSp – Designated Members)

   Tristan Capital Limited (England & Wales) (100%)

    Tristan Capital Partners LLP (England & Wales)(80%; CGH: 0.5%; 19% other members)(25 individual members)

     CCP III (GP) LLP (England & Wales)(50%)

     CCP III Incentive Partners (GP) Limited (Scotland)

      CCP III Incentive Partners LP (Scotland)

     Curzon Capital Partners III (GP) Limited (England & Wales)

CCP III (GP) LLP (England & Wales)(99%, 1% held by TCP LLP)

Curzon Capital Partners III LP (LUX)

     Curzon Capital Partners IV GP Limited (United Kingdom)

CCP IV (GP) LLP (United Kingdom) (99%, 1% held by TCP LLP)

       Curzon Capital Partners IV LP (United Kingdom)

        Curzon Capital Partners IV S.a.r.l. (LUX)

         CCP IV Bolt FinCo S.a.r.l. (LUX)

        CCP IV IREF 1 Holding Sarl (LUX)

         CCP IV IREF 1 (ITA)

        CCP IV Bolt 1 Sarl (LUX)

         Stratford City Offices Jersey Unit

          Bolt Nominee 1 Limited (UK)

          Bolt Nominee 2 Limited (UK)

        CCP IV Bolt 2 Sarl (LUX)

        CCP IV Erneside Holding Sarl (LUX)(99.99976%)

        CCP IV France Investments Sarl (LUX)

         OPPCI CCP IV France Investments (FRA)

          SCI Escape Cordeliers (FRA)(1 share held by CCPIV France Investment Sarl)

         The Forum, Solent, Management Company Limited (UK)

         SBP Management Limited (UK)(27.83%)

        CCP IV (GP) S.á.r.l. (LUX)

        CCP IV Keirin Luxembourg S.á.r.l. (LUX)

         CCP IV SCSp (LUX)(74%)

          Keirin Holding S.á.r.l. (LUX)

           CCP IV UK Holding S.á.r.l. (LUX)

            Cardiff Gate RP Limited (LUX)

            Rotherham Foundry RP Limited (LUX)

            Warrington Riverside RP Limited (LUX)

            Birmingham Ravenside RP Limited (LUX)

            Walsall Bescot RP Limited (LUX)

            RW Sofas Limited (LUX)

            Bangor Springhill RP Limited (LUX)

     EPISO 3 Incentive Partners (GP) Limited (Scotland)

      EPISO 3 Incentive Partners LP (Scotland)

     EPISO 3 (GP) LLP (United Kingdom) (64%)

      European Property Investors Special Opportunities 3 LP (UK)

       EPISO 3 L.P. (UK)

        EPISO 3 Luxembourg Holding S.a.r.l. (LUX)

         EPISO 3 Wave Holding S.a.r.l. (LUX)

     EPISO 4 (GP) II Sarl (Luxembourg)

      EPISO 4 Student Housing SCSp (Luxembourg)

     EPISO 4 (GP) LLP (United Kingdom)

      European Property Investors Special Opportunities 4 LP (UK)

       EPISO 4 Caeser Holding Sarl (LUX)

        Trophy Value Added Fund (Italy)(74.15%)

       EPISO 4 Luxembourg Holding Sarl (LUX)

         EP Office 1 Spzoo (POL)

         EP Office 2 Spzoo (POL)

         EP Retail Spzoo (POL)

         EP Apartments Spzoo (POL)

         EP Hotel Spzoo (POL)

        EPISO 4 Twilight GP Limited (UK)

         EPISO 4 Twilight LP (UK)

          Twilight Ireland PRS Properties Eclipse DAC (IRL)

        EPISO 4 West Holding Sarl (LUX)(97.5%)

         EPISO 4 Antrim Sarl (LUX)

         EPISO 4 Banbridge Sarl (LUX)

        EPISO 4 France Investments Sarl (LUX)(90%)

         OPPCI EPISO 4 France Investments (FRA)(1share held by SCI VDF)

          SAS VDF (FRA)

           SCI VDF (FRA)

        EPISO 4 Switch Holding S.a.r.l. (LUX)

         E4 Switch Norway AS (Norway) (80%)

        EPISO 4 Pilgrim Holding S.a.r.l. (Luxembourg)

         TP Property S.a.r.l. (LUX)

          TB Property (Plymouth) Limited (England&Wales)

          TB Property Developments (Plymouth) Limited (England&Wales)

        EPISO 4 Lynx Holding S.a.r.l. (LUX) (97.6%)

         EPISO 4 Lynx S.a.r.l. (LUX)

         EPISO 4 Lynx Marketing S.a.r.l. (LUX)

     CCP 5 Pool Partnership GP Limited (Jersey)

      CCP 5 Pool Partnership SLP (Jersey)

     CCP 5 GP LLP (United Kingdom) (80%)

      Curzon Capital Partners 5 Long-Life LP (United Kingdom)

       CCP 5 (GP) S.a.r.l. (Luxembourg)

        Curzon Capital Partners 5 Long-Life SCA SICAV-SIF (United Kingdom)

         CCP 5 Jersey Fragco 1 Limited (Jersey)

         CCP 5 Jersey Fragco 2 Limited (Jersey)

         CCP 5 Jersey Fragco 3 Limited (Jersey)

         CCP 5 Jersey Fragco 4 Limited (Jersey)

         CCP 5 Jersey Fragco 5 Limited (Jersey)

         CCP 5 Jersey Fragco 6 Limited (Jersey)

         CCP 5 Jersey Fragco 7 Limited (Jersey)

         CCP 5 Jersey Fragco 8 Limited (Jersey)

         CCP 5 Jersey Fragco 9 Limited (Jersey)

         CCP 5 Jersey Fragco 10 Limited (Jersey)

         CCP 5 Jersey Fragco 11 Limited (Jersey)

         CCP 5 Long-Life Luxembourg S.á.r.l. (Luxembourg)

     CCP 5 LL GP Sárl (Luxembourg)

      Curzon Capital Partners 5 Long Life SCSp (Luxembourg)

     EPISO 5 Incentive Partners GP Limited (Jersey)

      EPISO 5 Incentive Partners SLP (Jersey)

     EPISO 5 (GP) Sárl (Luxembourg)

      European Property Investors Special Opportunities 5 LP (Luxembourg)

       EPISO 5 Luxembourg Holding S.á.r.l. (Luxembourg)

        EPISO 5 Portfolio GP S.á.r.l. (Luxembourg)

         EPISO 5 Silver JV SCSp (Luxembourg)

          Sterling Square Holdings S.á.r.l. (Luxembourg)

      European Property Investors Special Opportunities 5 SCSp-SICAV-SIF (Luxembourg)

      EPISO 5 Co-Investment SCSp (Luxembourg)

     EPISO 6 UK Portfolio GP Limited (UK) (“EPISO6UK”)

     EPISO 6 (GP) S.á.r.l. (Luxembourg)

      EPISO 6 Co-Investment SCSp (Luxembourg)

European Property Investors Special Opportunities 6 SCSp SICAV-SIF (Luxembourg)

       E6 France Investments FPS-SICAV (France) (90.79%)

EPISO 6 UK Investment Holdings Limited (Jersey) (64%) (“EPISO6”)

        EPISO 6 Pegasus Holding Limited (UK) (100%)

         Pegasus Investment Partners LLP (formerly Pegasus Affordable Housing LLP) (UK) (97.5%)

          Pegasus Affordable Limited (UK)

           Zen Housing Limited (UK)

           Zen Housing Investments Ltd. (UK)

           Zen Housing 2 Ltd. (UK)

           Zen Rented Ltd. (UK)

        EPISO 6 Waterfall Top Holdings Limited (England&Wales) (64%)

         EPISO 6 Waterfall LP (England&Wales) (64%)

          Waterfall HoldCo Limited (England&Wales)

           Waterfall PropCo Limited (England&Wales)

            Bury South Management Company Limited (England&Wales) (39%)

            Crossway Management Company Limited (England&Wales) (16%)

            Turbine Management Company Limited (England&Wales) (21%)

        EPISO 6 Phoenix JV LLP (UK) (EPISO6UK: 50%; EPISO6: 50%)

         Phoenix Core Holdco Limited (UK)

          Phoenix Core Propco Limited (UK) (“CorePropco”)

           Cody TP Management Company Limited (CorePropco- GP Guarantor 100%, DevCo- Guarantor)

       EPISO 6 Luxembourg Holding S.á.r.l. (LUX)

        Phoenix Development Holding S.á.r.l. (LUX) (99%, TP: 1%)

         Phoenix DevCo S.ár.l. (LUX) (“DevCo”)

        EPISO 6 Spectre JV S.á.r.l. (LUX)

         EPISO 6 Spectre 1 Holding S.á.r.l. (Luxembourg)

         EPISO 6 Spectre 2 Holding S.á.r.l. (Luxembourg)

         EPISO 6 Spectre 3 Holding S.á.r.l. (Luxembourg)

        EPISO 6 Curado Holding S.á.r.l. (Luxembourg)

         Claybrook, S.L. (Spain) (90%)

         Barnfield Spain, S.L. (Spain)

        EPISO 6 Macbeth Holding S.á.r.l. (Luxembourg)

         Macbeth 4 SRL (Belgium)

         Montague 1 Sárl (LUX)

        EPISO 6 Moomin Holding Sárl (LUX)

        EPISO 6 Siem Holding Sárl (LUX) (85%)

         EPISO 6 Siem Sárl (LUX)

        EPISO 6 Emerald Holdings S.á.r.l. (LUX) (96%)

         BCRE Leipzig Wohnen Nord B.V.

         BCRE Leipzig Wohnen Ost B.V.

         BCRE Leipzig West Ost B.V.

         TAG Leipzig-Immobilien GmbH

        EPISO 6 Platinum Holding S.á.r.l. (Luxembourg)

         Frankfurt Wohnland GmbH (Germany)

        EPISO 6 MB Holding S.á.r.l. (Luxembourg) (90%)

         MB Property 1 S.á.r.l. (Luxembourg)

        Hella Acquico GP S.á.r.l. (Luxembourg)

         Hella Acquico GP SCSp (Luxembourg)

        Hella Holding S.á.r.l. (96%) (Luxembourg)

         H Main Holding S.á.r.l. (Luxembourg)

          H Main 1 S.á.r.l. (Luxembourg)

          H Main 2 S.á.r.l. (Luxembourg)

          H Main 3 S.á.r.l. (Luxembourg)

          H Main 4 S.á.r.l. (Luxembourg)

          H Main 5 S.á.r.l. (Luxembourg)

          H Main 6 S.á.r.l. (Luxembourg)

          H Main 7 S.á.r.l. (Luxembourg)

        EPISO 6 Nexus Holding S.á.r.l. (Luxembourg)

         Aventos Eta Investment GmbH

         EPISO 6 Nexus MidCo S.á.r.l. (Luxembourg)

        EPISO 6 Manor GP S.á.r.l. (Luxembourg)

         EPISO 6 Manor JV SCSp (Luxembourg)

          EPISO 6 Manor Holding S.á.r.l. (Luxembourg)

           Manor Property S.á.r.l. (Luxembourg)

           Manor Devco Limited (UK)

        EPISO 6 Northface Holding S.á.r.l. (Luxembourg)

         Northface 1 S.á.r.l. (Luxembourg)

         Northface 2 S.á.r.l. (Luxembourg)

         Northface 3 Fixtures S.á.r.l. (Luxembourg)

       EPISO 6 Panther Co-Investment SCSp (Jersey) (92.15%)

EPISO 6 Panther (Jersey) GP Limited (Jersey) (90%)

         EPISO 6 Panther (Jersey) JV SLP (Jersey)

          EPISO 6 Panther (Jersey) Holdco Limited (Jersey)

           EPISO 6 Panther Property Limited (Jersey)

            Point A Hotels (Web) Limited (UK)

             Point A Hotels Limited (UK)

            Raag St. Andrew Hotel Limited (UK)

             Patrizia Hanover (St. Andrew) PUT (Jersey)

            Raag Hotels Limited (Jersey)

             QMK Pub Westminster Limited (UK)                       RAAG OBS Limited (Jersey)

              QMK OBS Limited (IRL)

             Raag Dublin Limited (Jersey)

              QMK Dublin Limited (IRE)

             Raag Kensington Holdings Limited (Jersey)

              Raag Kensington Hotel Limited (Jersey)

               QMK Kensington Limited (UK)

             Raag Westminster Holdings Limited (Jersey)

              Raag Westminster Hotel Limited (jersey)

               QMK Westminster Limited (UK)

             Raag Liverpool Street Holdings Limited (Jersey)

              Raag Liverpool Street Hotel Limited (Jersey)

               QMK Liverpool Street Limited(UK)

             Raag Kings Cross Holdings Limited (Jersey)

              Raag Kings Cross Hotel Limited (Jersey)

               QMK KX Limited (UK)

             Raag Paddington Holdings Limited (Jersey)

              Raag Paddington Hotel Limited (Jersey)

               QMK Paddington Limited (UK)

             Raag Canary Wharf Limited (Jersey)

              QMK Canary Wharf Limited (UK)

             Raag Shoreditch Limited (Jersey)

              QMK Shoreditch Limited (UK)

             Raaag Aberdeen (Jersey)

             QMK Management Limited (UK)

      EPISO 6 Panther Co-Investment (GP) S.à.r.l. (Luxembourg)

       EPISO 6 Tiger Co-Investment SCSp (Luxembourg)

      EPISO 6 Tiger GP Limited (UK)

       EPISO 6 Tiger JV LLP (UK)

        EPISO 6 Tiger Hotels Limited (UK)

         easyHotel Limited (UK)

          easyHotel Top Holdco Limited (UK)

           easyHotel New UK Mezz Holdco Limited (UK)

            easyHotel New UK Parent Holdco Limited (UK)

             easyHotel New UK Master Holdco Limited (UK)

              easyHotel New UK Limited (UK)

               easyHotel Italy Holdings S.R.L. (Italy)

               easyHotel France SAS (France)

                easyHotel Nice Holdings SAS (France)

                 CGH SAS (France)

                  SC Nice Hotel (France) (99%)                         easyHotel France Paris CDG SAS (France)

                easyHotel France Aubervilliers SAS (France)

                easyHotel France Marseille Opco SAS (France)

                 easyHotel France Marseille Propco SAS (France)

               easyHotel Fira, S.L. (Spain)

                easyHotel Spain S.L. (Spain)

               easyHotel Spain Holdings S.L. (Spain)

                eH Barcelona Meridiana OpCo S.L. (Spain)

                easyHotel Barcelona Maridiana PropCo S.L. (Spain)

                eH Alicante OpCo S.L. (Spain)

                easyHotel Alicante PropCo S.L. (Spain)

                eH Valencia OpCo S.L. (Spain)

                easyHotel Valencia PropCo S.L. (Spain)

                eH Madrid Fleta OpCo S.L. (Spain)                         easyHotel Spain Madrid Fleta PropCo S.L. (Spain)

               easyHotel Ireland HoldCo Limited (Ireland)

                easyHotel Ireland Limited (Ireland)

               easyHotel UK Holdings Limited (UK)

                easyHotel Birmingham Limited (UK)

                easyHotel Ipswich Limited (UK)

                easyHotel Milton Keynes Limited (UK)

                easyHotel Leeds Limited (UK)

                easyHotel Cardiff Limited (UK)

                easyHotel Liverpool Limited (UK)

                easyHotel Manchester Limited (UK)

                easyHotel Sheffield Limited (UK)

                easyHotel Glasgow Limited (UK)

                easyHotel Shoreditch Limited (UK)

                easyHotel Croydon Limited (UK)

               easyHotel BidCo No. 1 Limited (UK)

                easyHotel BidCo No. 2 Limited (UK)

                 Benelux Budget Hotel Holding (BBHH) B.V. (Netherlands

                  Benelux Budget Hotel Management (BBHM) B.V. (Netherlands)

                  AMSCCS Hotel B.V. (Netherlands)

                    Benelux Hotel Exploitatie 1 B.V.

                  DHCC Hotel B.V. (Netherlands)

                   Benelux Hotel Exploitatie II B.V. (Netherlands)

                  RDCC Hotel B.V. (Netherlands)

                   Benelux Hotel Exploitatie III B.V. (Netherlands)

                  AMSAB Hotel B.V. (Netherlands)

                   Benelux Hotel Exploitatie 4 B.V. (Netherlands)

                  Benelux Hotel Exploitatie 6 B.V. (Netherlands)

                  DHSCH Hotel B.V. (Netherlands)

                   Benelux Hotel Exploitatie 7 B.V. (Netherlands)

                  Argent Office.N.V. (Belgium)

                  BHRE 4 (Masstricht) B.V. (Netherlands)

                   BHRE 1 B.V. (Netherlands)

                    Benelux Hotel Exploitatie 8 B.V. (Netherlands

                  Benelux Hotel Exploitatie 5 N.V. (Belgium)

               easyHotel Oxford OpCo Limited (UK)

                easyHotel Newcastle OpCo Limited (UK)
     TIPS One Incentive Partners GP Limited (Jersey)

TIPS One Incentive Partners SLP (Jersey)

TIPS One GP Sarl (Luxembourg)

Tristan Income Plus Strategy One SCSp (Luxembourg)

       TIPS One Alpha Holdings Sarl (Luxembourg)

        TIPS One Alpha PV I Sarl (Luxembourg)

     TIPS One Co-Investment GP Sarl (Luxembourg)

      TIPS One Co-Investment SCSp (Luxembourg)

     CCP IV (GP) LLP (England & Wales) (50%)

     Curzon Capital Partners IV (GP) Limited (England & Wales)

     CCP 5 GP LLP (England & Wales)(33%)(2 individual members)

     CCP 5 Pool Partnership GP Limited (Jersey)

      CCP 5 Pool Partnership SLP (Jersey)

     Tristan Capital Partners Asset Management Limited (England & Wales)

      TCP SPAIN, SL (Spain) (64.5%)

      TCP France (France)

      TCP NL BV (Netherlands)

TCP Poland Spolka z ograniczoną odpowiedzialnoscią (Poland)

Tristan Capital Management Company S.à.r.l. (Luxembourg)

     TCP Co-Investment (GP) S.à.r.l. (Luxembourg)

      TCP Co-Investment SCSp (Luxembourg)

German Property Performance Partners Investors Feeder Verwaltungs GmbH (Germany)

     EPISO 4 (GP) S.à.r.l. (Luxembourg)

      EPISO 4 SCSp (Luxembourg)

     EPISO 4 (GP) II S.à.r.l. (Luxembourg)

      EPISO 4 Student Housing SCSp (Luxembourg)

Ausbil Investment Management Limited (Australia) (“AUSBIL”) (81.14%)

 Ausbil Australia Pty. Ltd. (Australia)

 Ausbil Asset Management Pty. Ltd. (Australia)

 Ausbil Global Infrastructure Pty. Limited (Australia) (55%) (45% owned by 4 employees)

  Ausbil Investment Management Limited Employee Share Trust (Australia) (Ausbil: 100%)

  Ausbil Global SmallCap Fund (Australia) (NYLIAC: 23.44%) (no authority to manage fund AUSBIL has sole authority)

  Ausbil Long Short Focus Fund (Australia) (NYLIAC: 28.37%)

  Ausbil CORE Global Listed Infrastructure Fund (NYLIAC: 99.91%) (no authority to manage fund AUSBIL has sole authority)

NYLIFE Distributors LLC (Delaware)

Flatiron RR LLC (Delaware)

Flatiron RR II LLC (Delaware) (NYLInvestors Series A: 100%, Tetragon Credit Income V L.P. Series B: 100%)

Flatiron RR CLO 30 LLC (Delaware)

Flatiron CLO 2013-1-Ltd. (Cayman Islands) (NYL: 0%) (NYLIC: 25% equity)

Flatiron CLO 2015-1 Ltd. (Cayman Islands) (NYL: 0%) (NYL Investors Approx. 59.155% Equity)

Flatiron CLO 17 Ltd. (Cayman Islands) (NYL: 0%) (NYLIC: 4.09% debt, NYL Investors 54% equity)

Flatiron CLO 18 Ltd. (Cayman Islands) (NYL: 0%) (NYL Investors 100% Equity)

Flatiron CLO 19 Ltd. (Cayman Islands) (NYL: 0%)

Flatiron CLO 20 Ltd. (Cayman Islands) (NYL: 0%) (NYL Investors 62% Equity)

Flatiron CLO 21 Ltd. (Cayman Islands) NYL: 0%)

Flatiron RR CLO 22 LLC (Cayman Islands) NYL: 0%)

Flatiron CLO 24 Ltd. (Cayman Islands) NYL: 0%)

Flatiron CLO 25 Ltd. (Cayman Islands) (NYL: 0%)

Flatiron CLO 26 Ltd. (Jersey) (NYL: 0%)

Flatiron CLO 23 LLC (Delaware)

Flatiron RR CLO 27 Ltd. (Cayman Islands) (NYL: 0%)

Flatiron CLO 28 Ltd. (Cayman Islands) (NYL: 0%)

Flatiron RR LLC, Manager Series (Delaware Series LLC) (Series A)

Flatiron RR LLC, Retention Series (Delaware Series LLC) (Series B)

Flatiron CLO 29 Ltd.

Flatiron RR CLO 30 Ltd. (Cayman Islands) NYL: 0%)

Flatiron CLO 31 Ltd.

Flatiron CLO 32 Ltd.

Flatiron CLO 33 Ltd.

Flatiron CLO 34 Ltd. NYL Investors 70% (equity)

Stratford CDO 2001-1 Ltd. (Cayman Islands)

NYLIFE LLC (Delaware)

Eagle Strategies LLC (Delaware)

New York Life Capital Corporation (Delaware)

New York Life Trust Company (New York)

NYLIFE Securities LLC (Delaware)

NYLINK Insurance Agency Incorporated (Delaware)

Silver Spring, LLC (Delaware)

 Silver Spring Associates, L.P. (Pennsylvania)

SCP 2005-C21-002 LLC (Delaware)

SCP 2005-C21-003 LLC (Delaware)

SCP 2005-C21-006 LLC (Delaware)

SCP 2005-C21-007 LLC (Delaware)

SCP 2005-C21-008 LLC (Delaware)

SCP 2005-C21-009 LLC (Delaware)

SCP 2005-C21-017 LLC (Delaware)

SCP 2005-C21-018 LLC (Delaware)

SCP 2005-C21-021 LLC (Delaware)

SCP 2005-C21-025 LLC (Delaware)

SCP 2005-C21-031 LLC (Delaware)

SCP 2005-C21-036 LLC (Delaware)

SCP 2005-C21-041 LLC (Delaware)

SCP 2005-C21-043 LLC (Delaware)

SCP 2005-C21-044 LLC (Delaware)

SCP 2005-C21-048 LLC (Delaware)

SCP 2005-C21-061 LLC (Delaware)

SCP 2005-C21-063 LLC (Delaware)

SCP 2005-C21-067 LLC (Delaware)

SCP 2005-C21-069 LLC (Delaware)

SCP 2005-C21-070 LLC (Delaware)

NYMH-Ennis GP, LLC (Delaware)

 NYMH-Ennis, L.P. (Texas)

NYMH-Freeport GP, LLC (Delaware)

 NYMH-Freeport, L.P. (Texas)

NYMH-Houston GP, LLC (Delaware)

 NYMH-Houston, L.P. (Texas)

NYMH-Plano GP, LLC (Delaware)

 NYMH-Plano, L.P. (Texas)

NYMH-San Antonio GP, LLC (Delaware)

 NYMH-San Antonio, L.P. (Texas)

NYMH-Stephenville GP, LLC (Delaware)

 NYMH-Stephenville, L.P. (Texas)

NYMH-Taylor GP, LLC (Delaware)

 NYMH-Taylor, L.P. (Texas)

NYMH-Attleboro MA, LLC (Delaware)

NYMH-Farmingdale, NY LLC (Delaware)

NYLMDC-King of Prussia GP, LLC (Delaware)

 NYLMDC-King of Prussia Realty, LP (Delaware)

Country Place LP (Delaware)

 Country Place JV LLC (Delaware)

REEP-MF Salisbury Square Tower One TAF LLC (Delaware) (NYLIC: 95.5%; NYLIAC: 0.5%)

 REEP-DRP Salisbury Square Tower One TAB JV LLC (LLC: 80%)

  Salisbury Square Tower One LLC (Delaware)

REEP-MF Salisbury Square Tower Two TAF LLC (Delaware) (inactive)

REEP-MF Salisbury Square TAF LLC (Delaware) (inactive)

REEP-IND MCP WEST NC LLC (Delaware)

Cumberland Properties LLC (Delaware)

NYLife Real Estate Holdings LLC (Delaware)

 Huntsville NYL LLC (Delaware)

REEP-IND Forest Park NJ LLC (Delaware)

 FP Building 4 LLC (Delaware)

 FP Building 1-2-3 LLC (Delaware)

 FP Building 17, LLC (Delaware)

 FP Building 20, LLC (Delaware)

 FP Mantua Grove LLC (Delaware)

 FP Lot 1.01 LLC (Delaware)

REEP-IND NJ LLC (Delaware)

 NJIND JV LLC (Delaware) (93%)

  NJIND Hook Road LLC (Delaware)

  NJIND Bay Avenue LLC (Delaware)

  NJIND Bay Avenue Urban Renewal LLC (Delaware)

  NJIND Corbin Street LLC (Delaware)

REEP-MF Cumberland TN LLC (Delaware)

 Cumberland Apartments, LLC (Tennessee)

REEP-MF Marina Landing WA LLC (Delaware)

 REEP-SP Marina Landing LLC (Delaware) (98%)

 REEP-MF Woodridge IL LLC (Delaware)

 REEP-RTL SASI GA LLC (Delaware)

 REEP-RTL Bradford PA LLC (Delaware)

 REEP-RTL CTC NY LLC (Delaware)

  5005 LBJ Tower LLC (Delaware) (97%)

 REEP-OFC/RTL MARKET ROSS TX LLC (Delaware)

  MARKET ROSS TX JV LLC (Delaware) (98.7%)

   MARKET ROSS TX GARAGE OWNER LLC (Delaware)

   MARKET ROSS TX OFFICE OWNER LLC (Delaware)

   MARKET ROSS TX RETAIL OWNER LLC (Delaware)

 REEP-OFC Mallory TN LLC (Delaware)

  3665 Mallory JV LLC (Delaware) (90.9%)

REEP-OFC WATER RIDGE NC LLC (Delaware)

REEP-OFC 2300 Empire LLC (Delaware)

REEP-MF Wynnewood PA LLC (Delaware)

 Wynnewood JV LLC (Delaware) (100%)

REEP-MU Fayetteville NC LLC (100%) (Delaware)

 501 Fayetteville JV LLC (85%) (Delaware)

  501 Fayetteville Owner LLC (Delaware) (100%)

REEP-MU SOUTH GRAHAM NC LLC (Delaware)

 401 SOUTH GRAHAM JV LLC (Delaware) (90%)

  401 SOUTH GRAHAM OWNER LLC (Delaware)

REEP-IND COMMERCE CITY CO LLC (Delaware)

 REEP-BRENNAN COMMERCE CITY JV LLC (Delaware)

REEP-OFC Mass Ave MA LLC (Delaware)

REEP-MF FARMINGTON IL LLC (Delaware)

 REEP-MARQUETTE FARMINGTON JV LLC (Delaware) (90%)

  REEP-MARQUETTE FARMINGTON OWNER LLC (Delaware)

REEP-MF BELLEVUE STATION WA LLC (Delaware)

 REEP-LP BELLEVUE STATION JV LLC (Delaware) (86.15%)

REEP-HINE ENCLAVE POINT AZ LLC (Delaware)

 REEP-HINES ENCLAVE POINT JV LLC (Delaware) (50%)

REEP-MF WILDHORSE RANCH TX LLC (Delaware

 REEP-WP WILDHORSE RANCH JV LLC (Delaware)

REEP-IND ROMULUS MI LLC (Delaware)

 REEP-NPD ROMULUS JV LLC (87.14%)

REEP-IND ROMULUS MI II LLC (Delaware)

 REEP-NPD ROMULUS II AND III JV LLC (75.22%)

REEP-NPD Romulus II AND III JV B4 OWNER LLC (Delaware)

REEP-NPD Romulus II AND III JV B5 OWNER LLC (fka REEP-NPD Romulus II JV LLC) (Delaware)

REEP-MF SOUTH MAIN TX LLC (Delaware) (100%)

 REEP-AO SOUTH MAIN JV LLC (Delaware) (99.99%)

  REEP-AO SOUTH MAIN OWNER LLC (Delaware) (100%)

2015 DIL PORTFOLIO HOLDINGS LLC (Delaware) (NYLIC: 100%)

 PA 180 KOST RD LLC (Delaware)

Cortlandt Town Center LLC (Delaware)

REEP-ADC GA LLC (Delaware)

REEP-WP ART TOWER JV LLC (Delaware)

REEP-1250 Forest LLC (Delaware)

REEP-HZ SPENCER LLC (Delaware)

REEP-IND 10 WEST AZ LLC (Delaware)

REEP-IND 4700 Nall TX LLC (Delaware)

REEP-IND Aegean MA LLC (Delaware)

REEP-IND Alpha TX LLC (Delaware)

REEP-IND MCP VIII NC LLC (Delaware)

REEP-IND CHINO CA LLC (Delaware)

REEP-IND FRANKLIN MA HOLDER LLC (Delaware)

REEP-IND FREEDOM MA LLC (Delaware)

REEP-IND Fridley MN LLC (Minnesota)

REEP-IND Kent LLC (Delaware)

REEP-IND LYMAN MA LLC (Delaware)

REEP- IND MCP II NC LLC (Delaware)

REEP- IND MCP IV NC LLC (Delaware)

REEP- IND MCP V NC LLC (Delaware)

REEP- IND MCP VII NC LLC (Delaware)

REEP-INC MCP III OWNER NC LLC (Delaware)

REEP-IND MCP West NC LLC (Delaware)

REEP-IND STANFORD COURT LLC (Delaware)

 REEP-IND STANFORD COURT CA LLC (Delaware)

REEP-IND Valley View TX LLC (Delaware)

REEP-IND Valwood TX LLC (Delaware)

REEP-MF 960 East Paces Ferry GA LLC (Delaware)

REEP-MF 960 EPF Opco GA LLC (Delaware)REEP-MF Emblem DE LLC (Delaware)

REEP-MF Gateway TAF UT LLC (Delaware) (NYLIC: 99%, NYLIAC: 1%)

 REEP-WP Gateway TAB JV LLC (Delaware) (LLC: 99%, NYLIAC: 1%)

REEP-MF Mount Laurel NJ LLC (Delaware)

REEP-MF NORTH PARK CA LLC (Delaware)

REEP-AVERY OWNER LLC (Delaware)

REEP-MF One City Center NC LLC (Delaware)

REEP-MF Wallingford WA LLC (Delaware)

REEP-MF STEWART AZ OLDER LLC (Delaware)

REEP-MF STEWART AZ (Delaware)

REEP-OFC Aspect OR LLC (Delaware) (NYLIC: 37%, NYLIAC: 63%)

REEP-OFC Bellevue WA LLC (Delaware)

REEP-OFC Financial Center FL LLC (Delaware)

REEP-OFC WATER RIDGE NC HOLDCO LLC (Delaware)

REEP-OFC ONE WATER RIDGE NC LLC (Delaware)

REEP-OFC TWO WATER RIDGE NC LLC (Delaware)

REEP-OFC FOUR WATER RIDGE NC LLC (Delaware)

REEP-OFC FIVE WATER RIDGE NC LLC (Delaware)

REEP-OFC SIX WATER RIDGE NC LLC (Delaware)

REEP-OFC SEVEN WATER RIDGE NC LLC (Delaware)

REEP-OFC EIGHT WATER RIDGE NC LLC (Delaware)

REEP-OFC NINE WATER RIDGE NC LLC (Delaware)

REEP-OFC TEN WATER RIDGE NC LLC (Delaware)

REEP-OFC ELEVEN WATER RIDGE NC LLC (Delaware)

REEP-MF FOUNTAIN PLACE MN LLC (Delaware)

 REEP-MF FOUNTAIN PLACE LLC (Delaware)

REEP-MF Park-Line FL LLC (Delaware)

REEP-OFC 2300 Empire CA LLC (Delaware)

REEP-IND 10 WEST II AZ LLC (Delaware)

REEP-RTL Flemington NJ LLC (Delaware)

REEP-RTL Mill Creek NJ LLC (Delaware)

REEP-RTL NPM GA LLC (Delaware)

REEP-OFC 515 Post Oak TX LLC (Delaware) (NYLIC: 65%, NYLIAC: 35%)

REEP-RTL DTC VA LLC (Delaware) (NYLIC: 39%, NYLIAC: 61%)

REEP-RTL DTC-S VA LLC (Delaware) (NYLIC: 37%, NYLIAC: 63%)

REEP-OFC 410 TOWNSEND CA LLC (Delaware)

REEP-OFC 410 TOWNSEND LLC (Delaware)

REEP-2023 PH 5 LLC (Delaware) name change to Madison-LPP Kernersville GP LLC

REEP-2023 PH 6 LLC (Delaware) name change to Madison-LPP Kernersville LP

REEP-2023 PH 7 LLC (Delaware)

REEP-2023 PH 8 LLC (Delaware) name change to Madison-SS Kernersville QRS, Inc

REEP-OFC 600 TOWNEND LLC (Delaware)

REEP-OFC 600 TOWNSEND CA LLC (Delaware)

REEP-OFC 1341 G DC LLC (Delaware) (NYLIC: 65%, NYLIAC: 35%)

REEP-OFC 1030 15NM DC LLC (Delaware) (NYLIC: 65%, NYLIAC: 35%)

REEP-OFC 1111 19NW DC LLC (Delaware) (NYLIC: 63.826087%, NYLIAC: 36.173913%)

REEP 220 NW Owner LLC (Delaware)

REEP-OFC 1341 G DC LLC (Delaware) (NYLIC: 65%; NYLIAC: 35%)

REEP-OFC 1030 15NW DC LLC (Delaware) (NYLIC: 65%; NYLIAC: 35%)

REEP-OFC 1111 19NW DC LLC (Delaware) (NYLIC: 63.826087%; NYLIAC: 36.173913%)

REEP-OFC 30 WM IL LLC (Delaware)

REEP-SS Marshfield LLC (Delaware)

 REEP-LLP Marshfield JV LLC (Delaware)

REEP-SS Vallejo LLC (Delaware)

REEP-OFC 353 Sacramento LLC (Delaware)

 REEP-Royal 353 Sacramento JV LLC (Delaware)

REEP-MF Reno LLC (Delaware) (formed 4.16.2025)

REEP-NPD Romulus II AND III JV LLC (Delaware)

REEP-NPD Romulus II AND III JV B4 OWNER LLC (Delaware)

REEP-NPD Romulus II AND III JV B5 OWNER LLC (fka REEP-NPD Romulus II JV LLC) (Delaware)

REEP-OFC 757 Third Avenue NY LLC (Delaware)

REEP-OFC 260 Sheridan JV CA LLC (Delaware)

 REEP-OFC 260 Sheridan JV Owner CA LLC (Delaware)

REKA 51M HOLDINGS, LLC (Delaware)

NJIND Raritan Center LLC (Delaware)

NJIND Talmadge Road LLC (Delaware)

NJIND Melrich Road LLC (Delaware)

FP Building 18, LLC (Delaware)

FP Building 19, LLC (Delaware)

Summitt Ridge Apartments, LLC (Delaware)

PTC Acquisitions, LLC (Delaware)

Martingale Road LLC (Delaware)

NYLIC HKP MEMBER LLC (Delaware) (NYLIC-MM: 67.974%, NYLIAC-IM: 32.026%)

 NYLIC HKP VENTURE LLC (Delaware (51%)

  NYLIC HKP REIT LLC (Delaware) (51%)

New York Life Funding (Cayman Islands6)

New York Life Global Funding (Delaware)6

Government Energy Savings Trust 2003-A (GEST) (New York)7

UFI-NOR Federal Receivables Trust, Series 2009B (New York)7

NYLARC Holding Company Inc. (Arizona)6

New York Life Agents Reinsurance Company (Arizona)6

JREP Fund Holdings I, L.P. (12.5%) (Cayman Is.)

6 Control is through a reliance relationship between NYLIC and this entity, not ownership of voting interests.

7 Control is through financial interest or investment management contract, not ownership of voting interests.

Jaguar Real Estate Partners L.P. (30.3%) (Cayman Is.)

REEP-NYL JAG ACQUISITION CO MEMBER LLC (Delaware)

NYLIFE Office Holdings Member LLC (Delaware) (51%)

 NYLIFE Office Holdings LLC (Delaware) (51%)

  NYLIFE Office Holdings REIT LLC (Delaware)

   REEP-OFC DRAKES LANDING CA LLC (Delaware)

   REEP-OFC CORPORATE POINTE CA LLC (Delaware)

   REEP-OFC VON KARMAN CA LLC (Delaware)

   REEP-OFC ONE BOWDOIN SQUARE MA LLC (Delaware)

   REEP-OFC 525 N Tryon NC LLC (Delaware)

    525 Charlotte Office LLC (Delaware) (100%)

   REEP-IMPIC OFC PROMINENCE ATLANTA LLC (Delaware)

Sol Invictus Note Issuer 2021-1 LLC (Delaware)

Veritas Doctrina Note Issuer SPV LLC (Delaware)

Fairview Capital Partners, LLC (Delaware) (49%)

AC 2023 NMTC Investor, LLC (Louisiana) (NYLIC: 79.20%, NYLIAC: 19.80%)

 USB NMTC FUND 20223-6, LLC (Delaware)

NYLIC RLP II, LLC (Delaware)

Phalanx Mortgage Opportunities Trust (Delaware) (NYL: 0%) (Delaware Statutory Trust BNY Trustee)

Phalanx Mortgage Opportunities Trust Manager LLC (Delaware) (NYL: 0%) (Delaware Statutory Trust BNY Trustee)

ITEM 30. INDEMNIFICATION

The NYLIM Group of Funds, which includes NYLIM Funds Trust, NYLIM VP Funds Trust and NYLIM Funds, maintains a joint directors and officers/errors and omissions (“D&O/E&O”) liability insurance policy and joint independent directors liability (“IDL”) insurance policy. The D&O/E&O liability insurance policy covers all of the directors and officers of the NYLIM Group of Funds and the IDL insurance policy covers the independent directors only. Subject to the terms, conditions and retentions of the policies, insured persons are covered for claims made against them while acting in their official capacities with the NYLIM Group of Funds.

Article VII of NYLIM VP Funds Trust’s (“Registrant’s”) Declaration of Trust states as follows:

Section 3. Indemnification.

(a) For purposes of this Section 3 and Section 5 of this Article VII and any related provisions of the By-laws, “Agent” means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person; “Proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “liabilities” and “expenses” include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

Laws:

(b) Subject to the exceptions and limitations contained in this Section, as well as any procedural requirements set forth in the By-Laws

(i) every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee or officer, and against amounts paid or incurred by him in the settlement thereof;

(ii) every Person who is, has been, or becomes an Agent of the Trust may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been an Agent, and against amounts paid or incurred by him in the settlement thereof;

(iii) every Person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (“Other Position”) and who was or is a party or is threatened to be made a party to any Proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having held such Other Position, and against amounts paid or incurred by him in the settlement thereof;

(c) Without limitation of the foregoing and subject to the exceptions and limitations set forth in this Section, as well as any procedural requirements set forth in the By-Laws, the Trust shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any Proceedings, by reason of alleged acts or omissions within the scope of his or her service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by him in connection with such proceeding to the maximum extent consistent with state law and the 1940 Act.

(d) No indemnification shall be provided hereunder to any Person who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (collectively, “Disabling Conduct”) or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.

(e) With respect to any Proceeding disposed of (whether by settlement, pursuant to a consent decree or otherwise) without an adjudication by the court or other body before which the Proceeding was brought, no indemnification shall be provided to a Trustee, officer, Agent or other Person unless there has been a dismissal of the Proceeding by the court or other body before which it was brought for insufficiency of evidence of any Disabling Conduct with which such Trustee, officer, Agent or other Person has been charged or a determination that such Trustee, officer, Agent or other Person did not engage in Disabling Conduct:

(i) by the court or other body before which the Proceeding was brought;

(ii) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the Proceeding based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

(iii) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial- type inquiry).

(f) The Trust’s financial obligations arising from the indemnification provided herein or in the By-Laws (i) may be insured by policies maintained by the Trust; (ii) shall be severable; (iii) shall not be exclusive of or affect any other rights to which any Person may now or hereafter be entitled; and (iv) shall continue as to a Person who has ceased to be subject to indemnification as provided in this Section as to acts or omissions that occurred while the Person was indemnified as provided herein and shall inure to the benefit of the heirs, executors and administrators of such Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, may be entitled, and other persons may be entitled by contract or otherwise under law.

(g) Expenses of a Person entitled to indemnification hereunder in connection with the defense of any Proceeding of the character described in paragraphs (a) and (b) above may be advanced by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 3; provided, however, that either (i) such Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Person will be found entitled to indemnification under Section 3.

Section 5. Insurance.

The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Person entitled to indemnification from the Trust in connection with any proceeding in which he or she may become involved by virtue of his or her capacity or former capacity entitling him or her to indemnification hereunder.

In addition, each Trustee has entered into a written agreement with the Registrant pursuant to which the Registrant is contractually obligated to indemnify the Trustees to the fullest extent permitted by law and by the Declaration of Trust and By-Laws of the Registrant.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS OR OTHER CONNECTIONS OF INVESTMENT ADVISOR

New York Life Investment Management LLC (“New York Life Investments”) acts as the investment adviser for each series of the following open- end registered management investment companies: NYLIM Funds Trust, NYLIM VP Funds Trust and NYLIM Funds.

The list of officers and directors of New York Life Investment Management LLC, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by New York Life Investment Management LLC (SEC File No: 801-57396).

American Century Investment Management, Inc. – File No. 801-8174

Brown Advisory LLC – File No. 80-38826
Candriam – File No. 801-80510

CBRE Investment Management Listed Real Assets LLC- File No. 801-49083
Dimensional Fund Advisors LP – File No. 801-16283
Epoch Investment Partners, Inc. – File No. 801-63118
FIAM LLC – File No. 801-63658
Janus Henderson Investors US LLC – File No. 801-13991
MacKay Shields LLC – File No. 801-5594
Massachusetts Financial Services Company – File No. 801-17352
Newton Investment Management North America – File No. 801-120501
NYL Investors LLC – File No. 801-78759
Pacific Investment Management Company, LLC – File No. 801-48187
PineStone Asset Management Inc. – File No. 801-122764
Schroder Investment Management North America Inc. – File No. 801-15834
Segall Bryant & Hamill, LLC – File No. 801-47232
Wellington Management Company LLC – File No. 801-15908
Winslow Capital Management LLC – File No. 801-41316

ITEM 32. PRINCIPAL UNDERWRITERS

a. Inapplicable

b. Inapplicable

c. Inapplicable

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS.

Certain accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the Rules promulgated thereunder are maintained at the offices of New York Life Insurance Company, 51 Madison Avenue, New York, NY 10010, the Registrant, the Manager, the Subadvisors and NYLIFE Distributors LLC. The Registrant, the Manager and NYLIFE Distributors LLC’s address is 30 Hudson Street, Jersey City, New Jersey 07302. The Subadvisors addresses are: American Century Investment Management, Inc., 4500 Main Street, Kansas City, MO 64111; Brown Advisory LLC, 901 South Bond Street, Suite 400, Baltimore, Maryland 21231; Candriam,19-21 route d’Arlon L-8009 Strassen, Luexembourg; CBRE Investment Management Listed Real Assets LLC, 555 Lancaster Avenue, Suite 120; Radnor, PA 19087; Dimensional Fund Advisors LP, 6300 Bee Cave Road, Building One, Austin, Texas 78746; Epoch Investment Partners, Inc., 1 Vanderbilt Avenue, New York, NY 10017; FIAM LLC, 900 Salem Street, Smithfield, RI 02917; Janus Henderson Investors US LLC, 151 Detroit Street, Denver, CO 80206-4805; MacKay Shields LLC, 1345 Avenue of the Americas, New York, NY 10105; Massachusetts Financial Services Company, 111 Huntington Avenue, Boston, Massachusetts 02199; Newton Investment Management North America, BNY Mellon Center, 201 Washington Street, Boston, MA 02108; NYL Investors LLC, 51 Madison Avenue, New York, NY 10010; Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, CA 92660; PineStone Asset Management Inc.,1981 McGill College Avenue, Suite 1600 Montreal, Québec H3A 2Y1; Schroder Investment Management North America Inc., 7 Bryant Park, New York, New York 10018; Segall Bryant & Hamill, LLC, 540 West Madison Street, Suite 1900, Chicago, IL 60661; Wellington Management Company LLC, 280

Congress Street, Boston, MA 02210; and Winslow Capital Management LLC, 4400 IDS Center, 80 South Eighth Street, Minneapolis, MN 55402.

Records relating to the Registrant’s custodian are maintained by JPMorgan Chase Bank, N.A., 383 Madison Avenue, New York, New York 10179.

Records relating to the Transfer Agent of the NYLIM VP Convertible Portfolio – Service 2 Class shares and NYLIM VP Floating Rate Portfolio– Initial and Service Class shares are maintained by DST Asset Manager Solutions, Inc., 2000 Crown Colony Drive, Quincy, MA 02169.

ITEM 34. MANAGEMENT SERVICES.

Inapplicable.

ITEM 35. UNDERTAKINGS.

Inapplicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements for effectiveness of this Registration Statement and that it has duly caused this Post-Effective Amendment No. 161 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York in the State of New York, on the 15th day of May, 2026.

NYLIM VP FUNDS TRUST

By:	/s/ Kirk C. Lehneis
Kirk C. Lehneis
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 161 to the Registration Statement has been signed by the following persons in the capacities indicated below on the date above.

SIGNATURE	TITLE

/s/ Kirk C. Lehneis	President and Principal Executive Officer
Kirk C. Lehneis

/s/ Naïm Abou-Jaoudé*	Trustee
Naïm Abou-Jaoudé

/s/ Susan B. Kerley*	Trustee
Susan B. Kerley

/s/ David H. Chow*	Trustee
David H. Chow

/s/ Karen Hammond*	Trustee
Karen Hammond

/s/ Adeel Jivraj*	Trustee
Adeel Jivraj

/s/ Alan R. Latshaw*	Trustee
Alan R. Latshaw

/s/ Stephanie Lynch*	Trustee
Stephanie Lynch

/s/ Jacques P. Perold*	Trustee and Chair of the Board
Jacques P. Perold

/s/ Richard S. Trutanic*	Trustee
Richard S. Trutanic

/s/ Jack R. Benintende	Treasurer and Principal Financial and Accounting Officer
Jack R. Benintende

By: /s/ J. Kevin Gao
J. Kevin Gao	Secretary
As Attorney-in-Fact

* Pursuant to Powers of Attorney previously filed.

Exhibit Index

No.	Exhibit Description
(a)(1)	Amended and Restated Declaration of Trust, dated as of May 1, 2026
(b)(1)	Amended and Restated By-Laws dated as of May 1, 2026